(Translation)



SHISEIDO

# Notice of Convocation

*The 107th Ordinary General Meeting of Shareholders*



[**Disclaimer**: *Please note that the following purports to be an accurate and complete translation of the original Japanese version prepared for the convenience of our shareholders with voting rights outside Japan for reference. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please be advised that certain expressions for domestic voting procedures that are not applicable to the aforesaid shareholders are omitted or modified to avoid confusion. Please also be advised that this material will not facilitate your status as a registered shareholder, who is authorized to physically attend the Ordinary General Meeting of Shareholders in person, unless presenting the original Notice of Convocation and the Voting Form in Japanese to the receptionist at the place of the meeting.*]

## Table of Contents

Security Code: 4911

June 4, 2007

# **Notice of Convocation** of

## The 107th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are cordially invited to attend the 107th Ordinary General Meeting of Shareholders of *SHISEIDO* Co., Ltd. The meeting will be held as described below.

If you are unable to attend the meeting, you may exercise your voting rights in writing or through website voting. Please examine the accompanying "Reference Document Concerning the General Meeting of Shareholders" and exercise your voting rights.

Yours very truly,

*SHISEIDO* CO., LTD. (the "Company")

S. Maeda

Shinzo Maeda
President & CEO
5-5, Ginza 7-chome,
Chuo-ku, Tokyo

| (VOTING PROCEDURE FOR REGISTERED SHAREHOLDERS IN JAPAN)[1] |
|---|
| When you exercise your voting rights via the Internet etc., please access to Proxy Voting Website (http://www.web54.net) and refer to "Notes to the Use of the Exercise of Voting Rights via the Internet" (Omitted). |

1 Please note that shareholders outside Japan shall not use these voting procedures.

## PARTICULARS

1. **Date and Time of the Meeting:**

   Tuesday, June 26, 2007 at 10:00 a.m.

2. **Place of the Meeting:**

   IMPERIAL Hotel, 2F, Kujyaku Room
   1-1, Uchisaiwai-cho 1-chome, Chiyoda-ku, Tokyo, Japan

3. **Matters to be dealt with at the Meeting:**

**Matters for Reporting:**

1. Report on the Business Report and the Consolidated Accounting Documents, Non-Consolidated Accounting Documents, and the results on the audits of Consolidated Accounting Documents by the Accounting Auditor and the Board of Corporate Auditors for the 107th business term (April 1, 2006 to March 31, 2007).

**Matters for Resolution:**

| | |
|---|---|
| First Item of Business: | Dividends of Retained Earnings |
| Second Item of Business: | Election of Nine (9) Directors |
| Third Item of Business: | Election of Two (2) Corporate Auditors |
| Fourth Item of Business: | Payment of Bonuses to Directors |
| Fifth Item of Business: | Approval of Issuance of stock acquisition rights as Stock Options as Directors compensation-type stock options |

Contents and details of each item are described in the "Reference Document Concerning the General Meeting of Shareholders" described in and after page 64.

4. **Matters related to Exercise of Voting Rights:**

(1) The deadline for the Exercise of Voting Rights via return mail voting form or via website

The exercise of voting rights shall reach the Company by June 25, 2007, (a day before the ordinary general meeting of shareholders) at 5:15 p.m., the close of business.

(2) Validity of the voting in the event of Exercise of Voting Rights by the same and one shareholder via both return mail and via website

In the event that the same and one shareholder exercises voting rights via both return mail and via website, the Company will consider the exercise of voting rights via website shall be valid.
Moreover, the same and one shareholder exercises voting rights via website several times, the Company will consider the last exercise of voting rights by via website shall be valid.

(3) Requirement for Exercise of Voting Rights through Agent

Shareholder may exercise voting rights through an agent who shall be a shareholder of the Company. In this case, the shareholder or the agent shall be required to submit a document certifying the power of representation to the Company at the general meeting of shareholders.

In cases that the Attached Documents and "Reference Document Concerning the General Meeting of Shareholders" shall be amended, the Company will announce updated on the Company's website (http://www.shiseido.co.jp).

---

**Invitation to Shiseido Shareholders' BeautyForum**

After the ordinary general meeting of shareholders, the exhibition, introducing our main brand, will be held on the 3F, Fuji Room of the hotel. Our staffs will present the features of our products such as "mega line", which is our core business strategy, and other main brands will be displayed at booths.
Please kindly attend the demonstration as well as the shareholders' meeting.
(Approximate one hour program)

[Attached Documents]

# Business Report

(Fiscal Year from April 1, 2006 to March 31, 2007)

## 1. Matters Concerning Shiseido Group

### 1.1 Business Overview

#### (1) Progress and Results

#### 1) Overview

During the fiscal year under review, the Japanese economy continued to grow moderately due to factors including increased capital investment and exports offsetting slight weakness in consumer spending. Overseas, the U.S. economy was firm and European economies remained strong. In Asia, investment growth in China slowed slightly, but economic expansion continued.

Given these conditions, in the second year of its Three-Year Plan aimed at expanding growth and raising profitability, the Shiseido Group worked to address the key strategic issues of reforming domestic marketing activities and accelerating expansion of the China business. This was done under the strategy of achieving high growth through aggressive overseas investment based on stable earnings from domestic operations.

To realize these objectives, we are undertaking fundamental structural reforms aimed at creating a profit-oriented business structure, including downsizing and withdrawing from underperforming businesses. At the same time, we are implementing corporate governance reforms, including the introduction of external directors, and personnel system reforms aimed at nurturing "people with their own appeal."

**Consolidated Results**

| | 107th Business Term (¥ million) | 106th Business Term (¥ million) | Percentage change (%) |
|---|---|---|---|
| Net Sales | 694,594 | 670,957 | 3.5 |
| Operating income | 50,005 | 38,879 | 28.6 |
| Ordinary Income | 53,465 | 42,161 | 26.8 |
| Net Income | 25,293 | 14,435 | 75.2 |

In the fiscal period under review (the year ended March 31, 2007), consolidated net sales rose steadily, increasing 3.5 percent year-on-year. Although domestic sales decreased slightly, overseas sales grew considerably, primarily in China. Operating income grew significantly, increasing 28.6 percent year-on-year as a result of marginal gains owing to overseas sales expansion, as well as company-wide cost reduction efforts. Net income increased a solid 75.2 percent despite an extraordinary loss including impairment loss and restructuring expenses.

#### 2) Operational Review by Business Segment

Beginning in the fiscal year under review, in line with changes in the operational structure, Shiseido reclassified its former business segments of cosmetics, toiletries and others (professional, health & beauty foods, pharmaceuticals and fine chemicals) as domestic cosmetics, overseas cosmetics and others. The specific activities of each business are shown in the chart below.

| Segment | Main Activities |
|---|---|
| Domestic Cosmetics | [Domestic]<br>Cosmetics Division (production and sale of cosmetics, cosmetic accessories, toiletries)<br>Professional Division (production and sale of beauty salon products, etc.)<br>Healthcare Division (production and sale of health & beauty foods and over-the-counter drugs) |
| Overseas Cosmetics | [Overseas]<br>Cosmetics Division (production and sale of cosmetics, cosmetic accessories, toiletries)<br>Professional Division (production and sale of beauty salon products, etc.) |
| Others | Frontier Sciences Division (production and sale of medical-use-drugs)<br>Sale of clothing and accessories, operation of restaurant, real estate management and sale, etc. |

Consolidated sales and year-on-year percentage changes stated below correspond to these new business segments.

## Domestic Cosmetics

Consolidated sales in the domestic cosmetics business segment decreased 1.3 percent year-on-year to ¥447,557 million. Despite an increase in sales of self-selection cosmetics and toiletries products, sales were flat for prestige cosmetics sold through counseling, due to factors including abnormal weather, and for healthcare products, the market for which has contracted.

(Cosmetics Division)

In the cosmetics division, we worked to implement brand strategy reform focused on establishing brands/lines with broad and strong positions.

In brands that aim to expand customer contacts, we implemented mega line strategies aimed at attaining leading shares in product categories such as makeup and skincare. Following up on the four lines introduced in the previous fiscal year, in the year under review we launched the *Integrate* makeup line and the *Elixir Superieur* skincare line, thus establishing a framework of six mega lines. Among them, the *Tsubaki* haircare line, launched in March 2006 became a symbol of the Shiseido mega lines by seizing the top share of a fiercely competitive market and achieving higher-than-expected sales.

We also innovated the *Clé de Peau Beauté* high-end prestige brand and the *Bénéfique* line for voluntary chain stores. They are positioned as brands/lines that deeply entrench customer contacts and are designed to strengthen our relationships with customers in specific sales channels*.

In Beauty Consultant activities, we have discontinued work evaluations based on sales, and rolled out the Customer Satisfaction Evaluation System throughout Japan. This system uses customer evaluations as the main standard for sales counter activities, and is part of our move to further increase customer trust.

Moreover, in addition to optimizing the sales force for each channel by consolidating the cosmetics and toiletries business divisions, we began switching to a new business trade terms system compatible with our brand cultivation efforts.

*Channels: Voluntary Chain Stores, Drugstores, Department Stores, Sales Channel, Distribution Channel

(Professional Division)

In the professional division, which supplies and operates beauty salons, sales languished due to intensified competition. This was despite an increase in the number of hair salons handling *System QURL*, which uses special equipment to retain curls in perming. Nevertheless, we expanded our dealings with large hotels and hot spring inns with salon facilities, to address the growing markets for esthetic beauty and spa treatments.

(Healthcare Division)

In the healthcare division, we launched the *Detoxing & Retuning* line of food for enhanced metabolic activity. Meanwhile, sales of *Collagen EX*, a food for enhanced skin regeneration, exceeded forecasts. However, we were unable to avoid declining sales for the *Coenzyme Q10*

series, a food with health claims (FHC) for anti-aging, due to a shrinking market for such products.

**Overseas Cosmetics**

Sales in the overseas cosmetics business segment increased 14.3 percent year-on-year to ¥224,319 million, owing to steady sales increases in all regions, led by China, as well as the effects of a weaker yen.

(Cosmetics Division)

In China, our key overseas market, we proactively advanced our channel-specific brand strategy.

We reached our annual objective for the voluntary chain store channel, which was to expand the network to 1,700 stores. In October 2006, we also successfully launched the *URARA* brand of products designed specifically for voluntary chain stores. The China-only *AUPRES* brand acquired the top market position as a result of enhanced promotion and advertising for department store sales, and in November 2006, we introduced higher grade line of *SUPREME AUPRES*, receiving high acclaim.

Moreover, in addition to working on personnel development and employee training, we began infrastructure upgrades including enhancing local production capacity and distribution centers in order to address rapid expansion of our China business.

Outside of China, we concentrated marketing activities in anti-aging and skin-brightening, areas of strength for Shiseido. We also expanded customer support in key American and European countries, and aggressively developed our travel retail business centered on duty-free shops in airports.

In addition, we worked to implement global supply-chain management reforms to reduce inventories and enhance the efficiency of distribution systems. At the same time, we advanced structural reforms for strengthening our profitability structure including upgrading the earnings base in North America.

Moreover, we established research centers in France and Thailand. Together with existing research centers in Japan, the United States and China, we created an R&D network with bases in five regions around the world.

(Professional Division)

U.S.-based Zotos International, Inc., which produces and sells products for salons, enjoyed healthy demand for the renewed *JOICO* haircare line. In addition, at the French subsidiary Decléor, which handles esthetic beauty and spa treatments, we worked to enhance the management structure and implemented other measures to strengthen responsiveness to market changes.

**Others**

Sales in the others business segment increased 6.8 percent year-on-year to ¥22,717 million.

The frontier science division, targeting medical and research institutes, focuses on medical-use drugs, cosmetics raw materials, chromatography, and cosmetic dermatology treatment. In the year under review, this division posted higher sales of bio-hyaluronic acid, a raw material used in cosmetics, pharmaceuticals and foods.

**Consolidated Sales by Segment**

| Segment | Net Sales (¥ million) | Percentage to Total (%) | Percentage Change (%) |
|---|---|---|---|
| Domestic Cosmetics | 447,557 | 64.4 | Δ1.3 |
| Overseas Cosmetics | 224,319 | 32.3 | 14.3 |
| Others | 22,717 | 3.3 | 6.8 |
| Total | 694,594 | 100.0 | 3.5 |

Note: Triangular marks (Δ) indicate decrease.

### (2) Capital Expenditures

Capital expenditures for the fiscal year under review were ¥19,632 million, primarily for repairing and replacing existing facilities in Japan and expanding production facilities in the growing China market.

### (3) Financing

In the fiscal year under review, we issued the 4th unsecured straight bond on March 13, 2007, which raised ¥20.0 billion for allocation to working capital, capital expenditures and redemption of a bond.

### (4) Transfer of Business and Shares

In order to concentrate management resources in key growth areas in the toiletries market, Shiseido decided to withdraw from the sanitary products business. On May 31, 2006, we transferred the shares and inventory of the sanitary products manufacturing company Mieux Products Co., Ltd. held by the subsidiary FT Shiseido Co., Ltd. to Unicharm Corporation, in addition to the trademarks, patents and other intellectual property rights held by Shiseido.

In addition, in order to outsource the logistics operations currently performed by subsidiary Shiseido Logistics Co., Ltd., Shiseido decided to transfer its shares of Shiseido Logistics to Hitachi Transport System Ltd., and its holdings of logistics-related facilities to ProLogis K.K. and Hitachi Capital Corporation, effective April 2, 2007.

### (5) Summary of Consolidated Income and Assets of the Shiseido Group

(Millions of yen except for Net Income per Share)

| Term / Segment | 104th Business Term (4/1/2003 - 3/31/2004) | 105th Business Term (4/1/2004 - 3/31/2005) | 106th Business Term (4/1/2005 - 3/31/2006) | 107th Business Term (current term) (4/1/2006 - 3/31/2007) |
|---|---|---|---|---|
| Net Sales | 624,248 | 639,828 | 670,957 | 694,594 |
| Operating income | 39,052 | 28,219 | 38,879 | 50,005 |
| Operating Income to Net Sales Ratio (%) | 6.2 | 4.4 | 5.8 | 7.2 |
| Ordinary Income | 35,852 | 30,574 | 42,161 | 53,465 |
| Net Income (Loss) | 27,541 | Δ8,856 | 14,435 | 25,293 |
| Net Income per share (yen) | 64.94 | Δ21.50 | 34.42 | 60.89 |
| Total Assets | 626,730 | 701,094 | 671,841 | 739,832 |
| Net Assets | 374,549 | 359,003 | 373,899 | 403,796 |

Notes:
1. Triangular marks (Δ) indicate losses.
2. The net loss for the 105th Business Term was the result of an extraordinary loss including additional retirement benefits incurred in implementing the Special Early Retirement Incentive Plan.
3. Effective from the 107th Business Term, the fiscal year under review, the Company applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan, Statement No. 5) and "Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan, Guidance No. 8).

4. Summary of Non-Consolidated Income and Assets

(Millions of yen except for Net Income per Share)

| Segment \ Term | 104th Business Term (4/1/2003 - 3/31/2004) | 105th Business Term (4/1/2004 - 3/31/2005) | 106th Business Term (4/1/2005 - 3/31/2006) | 107th Business Term (current term) (4/1/2006 - 3/31/2007) |
|---|---|---|---|---|
| Net Sales | 218,255 | 243,032 | 252,663 | 282,091 |
| Operating income | 16,929 | 5,728 | 7,070 | 15,637 |
| Ordinary Income | 22,760 | 17,419 | 18,801 | 28,891 |
| Net Income | 15,803 | 746 | 8,186 | 16,749 |
| Net Income per share (yen) | 37.97 | 1.78 | 19.53 | 40.60 |
| Total Assets | 488,250 | 540,267 | 536,833 | 559,407 |
| Net Assets | 379,036 | 371,598 | 375,638 | 375,317 |

## (6) Issues to Be Addressed

In order to transform itself into a globally competitive cosmetics company, Shiseido is implementing reforms aimed at creating a structure capable of consistently generating an operating income ratio (ratio of operating income to net sales) of 10 percent or more on consolidated basis. By enhancing profitability, we will also pursue steady increases in return on equity.

As the first step in our Three-Year Plan, the medium-term business plan covering the three-year period from April 2005, we are targeting an operating income ratio of at least 8 percent on a consolidated basis, which we plan to achieve by ensuring increased growth and raising profitability.

The Three-Year Plan has so far been progressing as scheduled. In the fiscal year ending March 31, 2008, the final year of the plan, we will establish a base for securing stable profits by completing our domestic marketing reforms. At the same time, we will continue to aggressively invest in China and other overseas markets that are expected to grow significantly in order to solidify our foundation for further growth.

### Accomplishing Domestic Marketing Reforms

With our mega line portfolio in place, we will strive to nurture long-selling brands/lines for customers in the year ending March 2008 and beyond. Specifically, we will promote shopfront-driven sales activities and include nurturing existing brands/lines as a point for evaluating sales representatives. In these and other ways, we will establish a system for reinforcing our regular front-line sales activities. In addition, we will reform our business processes and build an integrated brand-development framework covering all activities from R&D and production to marketing.

With respect to Beauty Consultant activities, we will continue to raise customer satisfaction levels by reinforcing our Customer Satisfaction Evaluation System. At the same time, we will advance Beauty Consultant activities by strengthening systems and training that increase technical capabilities as beauty professionals.

Going forward, we will provide focused support to voluntary cosmetics chain stores that are committed to maximizing the beauty attributes of their customers. We will also support the merchandising activities of drugstores by analyzing and utilizing data pertaining to the buying patterns of their customers, and we will step up the activities of our Retail Supporters*. In these and other ways, we will strengthen our channel-specific sales force, and create a novel framework conducive to coexistence and co-prosperity in the 21st century.

*Sales staff involved in merchandising, inventory management, order placement, and other tasks at drugstores and general merchandisers.

### Stepping Up Global Operations

In China, our key overseas market, we will promote our channel-specific brand strategy. In department stores, we will upgrade the quality of our counseling services for our mainstay

*AUPRES* brand. In voluntary cosmetics chain stores, we will expand the number of outlets while increasing per-store sales at existing outlets through brands centering on *URARA*.

At the same time, we will reinforce our consultation service by opening customer call centers and strengthen our expansion into new channels.

In our quest to become a company that is trusted and needed in China, we will also target environmental and social contribution initiatives, including hosting beauty seminars for women's associations.

Outside of China, we will further cultivate growing markets, such as Russia, where we will establish a subsidiary, Shiseido (RUS), LLC., in May 2007 to facilitate marketing activities, and the travel retail market, where we will raise our profile.

In Europe, America and Asia as well, we will continue promoting efficient marketing activities focused on mainstay brands while pursuing structural reforms designed to boost profitability, including centralization of administrative functions.

## Continuing Fundamental Structural Reforms

Various measures will be taken to create a cost structure enabling achievement of a 10 percent operating income margin on consolidated basis. We will raise production efficiency and reduce cost of sales by narrowing the number of stock-keeping units, lower infrastructure costs through outsourcing of the logistics function and information system innovations, and reduce administrative expenses through reforms to our back office operations.

To underpin these business activities, we will instigate full-scale operation of our in-house college, Ecole Shiseido, and step up nurturing of human resources through personnel system reforms and other means.

Our CSR* committees, which report directly to the Board of Directors, are responsible for promoting two company-wide themes: corporate value creation and compliance. Through the committees, we will step up efforts to become a company that adapts to and evolves in harmony with society. Specific tasks include initiatives related to gender equality, social contribution, corporate culture, business ethics, risk management and environmental issues.

*CSR: Corporate Social Responsibility

Shiseido's corporate message – "This moment. This life. Beautifully." – is a declaration of our intention to become a thoroughly customer-oriented company. In the spirit of this declaration, all Shiseido employees will work in concert to help customers bring out their maximum beauty. In addition, we will concentrate on activities that raise management quality. Through these activities, we will strive to remain a company that is supported by our shareholders, customers, business partners, employees and society.

We look forward to your continuing support.

## 1. 2 Outline of the Shiseido Group

(The following sets forth the conditions as of March 31, 2007)

(1) Principal Business of the Shiseido Group

| Segment | Main Activities |
|---|---|
| Domestic Cosmetics | [Domestic]<br>Cosmetics Division (production and sale of cosmetics, cosmetic accessories, toiletries)<br>Professional Division (production and sale of beauty salon products, etc.)<br>Healthcare Division (production and sale of health & beauty foods and over-the-counter drugs) |
| Overseas Cosmetics | [Overseas]<br>Cosmetics Division (production and sale of cosmetics, cosmetic accessories, toiletries)<br>Professional Division (production and sale of beauty salon products, etc.) |
| Others | Frontier Sciences Division (production and sale of medical-use-drugs)<br>Sale of clothing and accessories, operation of restaurant, real estate management and sale, etc. |

(2) Major Business Hubs of the Shiseido Group

1) Major Business Hubs of the Company

Head Office: 5-5, Ginza 7-chome, Chuo-ku, Tokyo

Shiodome Office: 6-2, Higashi-Shimbashi 1-chome, Minato-ku, Tokyo

Factories:

| Name | Location |
|---|---|
| Kamakura Factory | Kamakura-shi, Kanagawa Pref. |
| Kakegawa Factory | Kakegawa-shi, Shizuoka Pref. |
| Osaka Factory | Higashi-Yodogawa-ku, Osaka-shi, Osaka Pref. |
| Kuki Factory | Kuki-shi, Saitama Pref. |

Laboratories:

| Name | Location |
|---|---|
| Research Center (Shin-Yokohama) | Tsuzuki-ku, Yokohama-shi, Kanagawa Pref. |
| Research Center (Kanazawa-Hakkei) | Kanazawa-ku, Yokohama-shi, Kanagawa Pref. |
| Beauty Solution Development Center | Shinagawa-ku, Tokyo |

2) Other Major Business hubs

| Business Category | Company Name | Location |
|---|---|---|
| Domestic Cosmetics | Shiseido Sales Co., Ltd. | Minato-ku, Tokyo |
| | Shiseido FITIT Co., Ltd. | Chuo-ku, Tokyo |
| | FT Shiseido Co., Ltd. | Chuo-ku, Tokyo |
| | Shiseido International Inc. | Chuo-ku, Tokyo |
| | Shiseido Professional Co., Ltd. | Chuo-ku, Tokyo |
| | Shiseido Beauty Salon Co., Ltd. | Chuo-ku, Tokyo |
| | Shiseido Pharmaceutical Co., Ltd | Chuo-ku, Tokyo |
| Overseas Cosmetics | Shiseido International Corporation | Delaware, U.S.A. |
| | Shiseido America, Inc. | New York, U.S.A. |
| | Shiseido Cosmetics (America) Ltd. | New York, U.S.A. |
| | Zotos International, Inc. | Connecticut, U.S.A |
| | Shiseido International Europe S.A. | Paris, France |
| | Shiseido International France S.A.S. | Paris, France |
| | Beauté Prestige International S.A. | Paris, France |
| | Shiseido Deutschland GmbH | Dusseldorf, Germany |
| | Shiseido China Co., Ltd. | Shanghai, China |
| | Shiseido Liyuan Cosmetics Co., Ltd. | Beijing, China |
| | Shiseido Dah Chong Hong Cosmetics Ltd. | Hong Kong, China |
| | Taiwan Shiseido Co., Ltd. | Taipei, Taiwan |
| Others | The Ginza Co., Ltd. | Chuo-ku, Tokyo |
| | Shiseido Parlour Co., Ltd. | Chuo-ku, Tokyo |
| | Shiseido Kaihatsu Co., Ltd. | Chuo-ku, Tokyo |
| | Selan Anonymous Association | Chiyoda-ku, Tokyo |

(3) Matters Concerning Principal Subsidiaries

| Name of the Company | Paid-in Capital | Percentage of shareholding | Outline of Business |
|---|---|---|---|
| | (¥ million) | (%) | |
| Shiseido Sales Co., Ltd. | 100 | 100.0 | Sale of cosmetics, etc. in Japan |
| Shiseido FITIT Co., Ltd. | 10 | 100.0 | Sale of self-cosmetics in Japan |
| FT Shiseido Co., Ltd. | 100 | 100.0 | Sale of toiletries |
| Shiseido International Corporation | (US$ thousand) 403,070 | 100.0 | Holding company in U.S.A. |
| Shiseido International Europe S.A | (EUR thousand) 247,473 | 100.0 | Holding company in Europe |
| Beauté Prestige International S.A. | (EUR thousand) 17,760 | 100.0 | Sale of designer perfumes |
| Shiseido Liyuan Cosmetics Co., Ltd. | (CNY thousand) 94,300 | 65.0 | Manufacture and sale of cosmetics in China |

(4) Matters Concerning Employees of the Group

| Business Category | Number of Employees | Comparison with the previous fiscal year |
|---|---|---|
| Domestic Cosmetics | 12,627 | Δ202 |
| Overseas Cosmetics | 13,923 | 1,968 |
| Others | 910 | Δ87 |
| Total | 27,460 | 1,679 |

Notes: 1. Triangular marks (Δ) indicate negative figures.

2. The main reason the numbers of employees have increased is due to the reinforcement of sales staff for accelerating expansion of our China business.

## 2. Matters Concerning Shares

(The following sets forth the conditions as of March 31, 2007)

(1) Total Number of Shares Authorized to be Issued: 1,200,000,000 shares

(2) Number of Shares Issued and Outstanding: 424,562,353 shares

(3) Number of Shareholders: 34,750

(4) Principal Shareholders

| Shareholders | Investment in the Company | |
|---|---|---|
| | Number of shares held | Percentage of shareholding |
| | (thousands of shares) | (%) |
| Hero & Co. | 24,883 | 5.86 (6.02) |
| State Street Bank and Trust Company | 22,798 | 5.36 (5.52) |
| The Master Trust Bank of Japan, Ltd. (Trust Account) | 21,506 | 5.06 (5.20) |
| Mizuho Bank, Ltd. | 17,226 | 4.05 (4.17) |
| NIPPONKOA Insurance Company, Limited. | 13,112 | 3.08 (3.17) |
| Asahi Mutual Life Insurance Company | 12,079 | 2.84 (2.92) |
| Japan Trustee Services Bank, Ltd (Trust Account) | 11,614 | 2.73 (2.81) |
| Mizuho Corporate Bank, Ltd. | 11,382 | 2.68 (2.75) |
| Mitsui Sumitomo Insurance Company, Limited | 10,211 | 2.40 (2.47) |
| Nippon Life Insurance Company | 9,747 | 2.29 (2.36) |

Notes:

1. Calculations of percentage of shareholding include total outstanding of shares. Calculations of shareholding indicate ( ), exclude treasury shares from total outstanding of shares.
2. The Company holds 11,730 thousand treasury shares.
3. Hero & Co. is the nominal holder for Bank of New York, a depositary bank for the American Depositary Receipts (the "ADRs") of the Company.
4. State Street Bank and Trust Company is nominee share account that represent shares in the Company owned primarily by institutional investors in Europe and the U.S. for custodial purpose.
5. All shares held by The Master Trust Bank of Japan, Ltd. (Trust Account) and Japan Trustee Services Bank, Ltd (Trust Account) are in connection with the respective bank's trust business.
6. It is reported that NWQ Investment Company has filed on May 19, 2006, reporting of major shareholdings comprising 21,284 thousand shares, or 5.01% ownership. As of March 12, 2007, they have filed an amendment which withdrew the aforementioned report, due to transfer of shares to Tradewinds NWQ Global Investors, LLC effective March 1, 2006 and they did not hold shares of the Company as of May 12, 2006. However, as the Company is not able to confirm the number of shares held by them at the end of the fiscal year, those companies are not included in the Principal Shareholders above.
7. It is reported that Tradewinds NWQ Global Investors, LLC has filed on March 12, 2007 the reports of major shareholdings comprising 21,284 thousand shares, or 5.01% ownership
8. As of March 23, 2007, Tradewinds Global Investors, LLC has filed the reports of amendment to major shareholdings comprising 21,572 thousand shares, or 5.08% ownership and changed its name from Tradewinds NWQ Global Investors, LLC.
   However, as the Company is not able to confirm the number of shares held by them at the end of the fiscal year, these companies are not included in the Principal Shareholders above. In addition, as of April 13, 2007, the reports of amendment that date of its company name change was February 28, 2007, not March 1, 2007.
9. It is reported that Morgan Stanley Japan Securities Co., Ltd. and six of its affiliates have filed on July 11, 2006, the reports of amendment to major shareholdings comprising 28,118 thousand shares, or 6.62% ownership. As of October 11, 2006, they have filed the reports of amendment to major shareholdings comprising 9,770 thousand shares, or 2.30% ownership. However, as the Company is not able to confirm the number of shares held by them at the end of the fiscal year, these companies are not included in the Principal Shareholders above.

## 3. Matters Concerning Stock Acquisition Rights

The Company issues stock acquisition rights for directors, corporate officers, employees and directors and employees of related companies. These are classified into executive compensation-type stock options (2 types), and employees incentive-type and reward-type stock options (2 types).

(1) Executive compensation-type stock options

1) Stock compensation-type stock options as medium-term incentives

To make the directors and corporate officers of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company issues stock acquisition rights as stock options.

The stock acquisition rights, which are characterized as compensation linked with the stock prices of the Company, are stock compensation-type stock options, the amount of which to be paid in upon the exercise thereof shall be ¥1 per share.

Furthermore, the stock acquisition rights, as medium-term incentives to its directors and corporate officers implementing its three-year plan, which has started as from April 1, 2005, are exercisable on condition that the specified rate more than 90% of achievement of targets under the plan be reached (with 110% capped) rate.

No stock acquisition rights are allotted to external directors and corporate auditors

[Stock acquisition rights issued during the fiscal year under review]

| | Date of Issue stock acquisition rights | Grantees of stock acquisition rights | Holding condition and position of the stock acquisition rights as of March 31, 2007 | Class and number of shares to be issued or transferred upon exercise of stock acquisition rights | Amount paid for stock acquisition rights | Amount to be paid upon exercise of stock acquisition rights | Stock acquisition rights exercise period |
|---|---|---|---|---|---|---|---|
| Stock acquisition rights issued in consideration of duty | August 23, 2006 | Directors and corporate officers of the Company | Directors of the Company<br>3 persons<br>9 rights<br><br>Corporate officers who do not serve as director<br>3 persons<br>12 rights | Ordinary shares<br><br>9,000 shares<br><br><br><br>12,000 shares | 2,204 yen per shares | 1 yen per share | From July 1, 2008 to June 30, 2011 |

[Stock acquisition rights issued during the previous fiscal years]

| | Date of Issue stock acquisition rights | Grantees of stock acquisition rights | Holding condition and position of the stock acquisition rights as of March 31, 2007 | Class and number of shares to be issued or transferred upon exercise of stock acquisition rights | Amount paid for stock acquisition rights | Amount to be paid upon exercise of stock acquisition rights | Stock acquisition rights exercise period |
|---|---|---|---|---|---|---|---|
| Stock acquisition rights issued free of charge | July 28, 2005 | Directors and corporate officers of the Company | Directors of the Company<br>7 persons<br>150 rights<br><br>Others<br>18 persons<br>258rights | Ordinary shares<br><br>150,000 shares<br><br><br>258,000 shares | Gratis issue | 1 yen per share | From July 1, 2008 to June 30, 2011 |

2) Stock options as long-term incentives

To link compensation of the directors and corporate officers of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company issues stock acquisition rights as stock options.

The stock acquisition rights are stock options characterized as compensation linked with its stock prices as long-term incentives to the directors and corporate officers of the Company.

No stock acquisition rights are allotted to external directors and corporate auditors

[Stock acquisition rights issued during the fiscal year under review]

| | Date of Issue stock acquisition rights | Grantees of stock acquisition rights | Holding condition and position of the stock acquisition rights as of March 31, 2007 | Class and number of shares to be issued or transferred upon exercise of stock acquisition rights | Amount paid for stock acquisition rights | Amount to be paid upon exercise of stock acquisition rights | Stock acquisition rights exercise period |
|---|---|---|---|---|---|---|---|
| Stock acquisition rights issued in consideration of duty | August 23, 2006 | Directors and corporate officers of the Company | Directors of the Company<br>7 persons<br>67 rights<br><br>Corporate officers who do not serve as director<br>16 persons<br>74 rights | Ordinary shares<br><br>67,000 shares<br><br>74,000 shares | Gratis issue | 2,300 yen per share | From August 1, 2008 to July 30, 2016 |

[Stock acquisition rights issued during in previous fiscal years]

| | Date of Issue stock acquisition rights | Grantees of stock acquisition rights | Holding condition and position of the stock acquisition rights as of March 31, 2007 | Class and number of shares to be issued or transferred upon exercise of stock acquisition rights | Amount paid for stock acquisition rights | Amount to be paid upon exercise of stock acquisition rights | Stock acquisition rights exercise period |
|---|---|---|---|---|---|---|---|
| Stock acquisition rights issued free of charge | July 16, 2002 | Directors and corporate officers of the Company | Directors of the Company<br>1 persons<br>15 rights<br><br>Others<br>18 persons<br>291 rights | Ordinary shares<br><br>15,000 shares<br><br>291,000 shares | Gratis issue | 1,669 yen per share | From July 1, 2004 to June 26, 2012 |
| | July 31, 2003 | Directors and corporate officers of the Company | Directors of the Company<br>5 persons<br>45 rights<br><br>Others<br>27 persons<br>339 rights | Ordinary shares<br><br>45,000 shares<br><br>339,000 shares | Gratis issue | 1,287 yen per share | From July 1, 2005 to June 26, 2013 |
| | July 26, 2004 | Directors and corporate officers of the Company | Directors of the Company<br>6 persons<br>181 rights<br><br>Others<br>26 persons<br>711 rights | Ordinary shares<br><br>181,000 shares<br><br>711,000 shares | Gratis issue | 1,427 yen per share | From July 1, 2006 to June 28, 2014 |
| | July 28, 2005 | Directors and corporate officers of the Company | Directors of the Company<br>7 persons<br>92 rights<br><br>Others<br>19 persons<br>169 rights | Ordinary shares<br><br>92,000 shares<br><br>169,000 shares | Gratis issue | 1,481 yen per share | From July 1, 2007 to June 28, 2015 |

(2) Stock Options as employees incentive-type and reward-type stock options

1) Employee-incentive-type stock options

To afford incentives to and raise the morale of the employees of the Company and the directors and employees of the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company issues, stock acquisition rights as stock options.

The stock acquisition rights are stock options as incentives to the employees of the Shiseido Group to achieving much improved results while sharing interests with its shareholders.

[Stock acquisition rights issued in previous fiscal years]

| | Date of Issue stock acquisition rights | Grantees of stock acquisition rights | Holding condition and position of the stock acquisition rights as of March 31, 2007 | Class and number of shares to be issued or transferred upon exercise of stock acquisition rights | Amount paid for stock acquisition rights | Amount to be paid upon exercise of stock acquisition rights | Stock acquisition rights exercise period |
|---|---|---|---|---|---|---|---|
| Stock acquisition rights issued free of charge | November 7, 2005 | Employees of the Company, directors and employees of related companies | 1,159 persons 1,851 rights | Ordinary shares 1,851,000 shares | Gratis issue | 1,896 yen per share | From July 1, 2007 to June 30, 2010 |

2) Reward-type stock options

To afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company issues, stock acquisition rights as stock options.

The stock acquisition rights are reward-type stock options for individual performances of individuals and teams of the Company and the Shiseido group companies that substantially contribute to its business performance on a consolidated basis, as a plan to inspire can-do spirits of and afford incentives to the employees.

[Stock acquisition rights issued in previous fiscal years]

| | Date of Issue stock acquisition rights | Grantees of stock acquisition rights | Holding condition and position of the stock acquisition rights as of March 31, 2007 | Class and number of shares to be issued or transferred upon exercise of stock acquisition rights | Amount paid for stock acquisition rights | Amount to be paid upon exercise of stock acquisition rights | Stock acquisition rights exercise period |
|---|---|---|---|---|---|---|---|
| Stock acquisition rights issued free of charge | November 30, 2004 | Employees of the Company | 1 person 1 right | Ordinary shares 1,000 shares | Gratis issue | 1,419 yen per share | From December 1, 2004 to November 30, 2007 |
| | March 9, 2005 | Employees of the Company, directors and employees of related companies | 12 persons 34 rights | Ordinary shares 34,000 shares | Gratis issue | 1,445 yen per share | From April 1, 2005 to March 31, 2008 |
| | October 27, 2005 | Employees of the Company, | 3 persons 6 rights | Ordinary shares 6,000 shares | Gratis issue | 1,865 yen per share | From November 1, 2005 to October 31, 2008 |
| | March 8, 2006 | Employees of the Company, directors and employees of related companies | 15 persons 41 rights | Ordinary shares 41,000 shares | Gratis issue | 2,012 yen per share | From April 1, 2006 to March 31, 2009 |

## 4. Matters Concerning Officers of the Company

(1) Name, Position and Duty and Occupation for the Directors and Corporate Auditors of the Company

| Position | Name | Duty and Major Occupation | |
|---|---|---|---|
| | | As of March 31, 2007 | As of April 1, 2007 |
| President & CEO (Representative Director) | Shinzo Maeda | CEO & COO | |
| Vice President (Representative Director) | Seiji Nishimori | Responsible for China Business and Professional Business Operations Division<br>Chief Officer of Professional Business Operations Division | Responsible for China Business, Professional Business, Advertising Creation, Public Relations, and Corporate Culture<br>Chief Area Managing Officer of China<br>Chief Officer of Professional Business Operations Division |
| Corporate Senior Executive Officer (Director) | Toshimitsu Kobayashi | Responsible for Domestic Cosmetics Business Sales | |
| Corporate Executive Officer (Director) | Yasuhiko Harada | Responsible for Investor Relations, Finance, Legal, and General Affairs | Responsible for Finance |
| Corporate Executive Officer (Director) | Masaaki Komatsu | Responsible for overseeing Research & Development, Production, and Technical Affairs | Responsible for overseeing Research & Development, Production, Technical Affairs, and Technical Planning |
| Corporate Officer (Director) | Kimie Iwata | Responsible for Personnel, Executive Department, and Consumer Information | Responsible for Personnel and Consumer Information |
| Corporate Officer (Director) | Kiyoshi Kawasaki | General Manager of Corporate Planning Department | |
| External Director | Shoichiro Iwata | - | |
| External Director | Tatsuo Uemura | - | |
| Corporate Auditor | Kiyoharu Ikoma | - | |
| Corporate Auditor | Isao Isejima | - | |
| External Corporate Auditor | Akio Harada | - | |
| External Corporate Auditor | Eiko Ohya | - | |
| External Corporate Auditor | Hiroshi Yasuda | - | |

Notes
1. Mr. Shoichiro Iwata and Mr. Tatsuo Uemura are external directors as provided in Item 15 of Article 2 of the Ordinances for Enforcement of the Corporate Law.
2. Mr. Akio Harada, Ms. Eiko Ohya, and Mr. Hiroshi Yasuda are external corporate auditors as provided in Item 16 of Article 2 of the Ordinances for Enforcement of the Corporate Law.
3. Mr. Kiyoshi Kawasaki, director, Mr. Shoichiro Iwata, director, Mr. Tatsuo Uemura, director and Mr. Kiyoharu Ikoma, corporate auditor were newly elected at the 106th ordinary general meeting of shareholders of the Company held on June 29 2006, and assumed their respective offices as of the same date.
4. Ms. Kimie Iwata, was promoted to corporate executive officer on April 1,2007.
5. Corporate auditor, Mr. Kiyoharu Ikoma has held the position of general manager of Corporate Planning Department, general manager of Financial Department, etc. and has respectable knowledge in finance and accounting. Mr. Hiroshi Yasuda has held the position of Administrative Vice Minister of Ministry of Finance and Governor of Export-Import Bank of Japan, etc. and has knowledge in finance and accounting.

6. The directors who retired and resigned at the close of the 106th ordinary general meeting of shareholders of the Company held on June 29, 2006 are as follows:

| Position at the time of retirement and resignation | Name | Date and reasons for retirement and resignation |
|---|---|---|
| Chairman (Director) | Morio Ikeda | June 29, 2006 (completion of term of office) |
| Senior Corporate Auditor | Kazunari Moriya | June 29, 2006 (resignation) |

## (2) Matters concerning assignment at the Company and representation of other companies, etc. of Directors and Auditors
(The following sets forth the conditions as of March 31, 2007)

| Position | Name | Representation of other companies, etc |
|---|---|---|
| President & CEO (Representative Director) | Shinzo Maeda | Chairman of the Shiseido Social Welfare Foundation |
| Corporate Executive Officer (Director) | Toshimitsu Kobayashi | President and Representative Director, Shiseido Sales Co., Ltd |
| External Director | Shoichiro Iwata | President & CEO of ASKUL Corporation |
| External Director | Tatsuo Uemura | Dean, Faculty of Law and School of Law, Professor, School of Law and Waseda Law School, Waseda University<br>External Director of Jasdaq Securities Exchange, Inc. |
| External Corporate Auditor | Akio Harada | Attorney at Law<br>External director of Seiko Corporation<br>Outside director of Mitsubishi UFJ Financial Group, Inc.<br>Outside Corporate Auditor of Sumitomo Corporation<br>Outside Corporate Auditor of Samantha Thavasa Japan Limited<br>President of Tokyo Woman's Christian University |
| External Corporate Auditor | Eiko Ohya | President & CEO, Nippon Information Systems, Inc. |
| External Corporate Auditor | Hiroshi Yasuda | President of Capital Market Promotion Foundation |

Notes: Relationship between the Company and companies, which external officers concurrently assume, are as stated below.

1. External director, Mr. Shoichiro Iwata concurrently assumes the office of Representative director and President of ASKUL Corporation ("ASKUL"), with which the Company has the following transactions:
   - The Company purchases stationeries, etc. through general ordinary transactions from ASKUL and such purchases of stationeries, etc. from ASKUL represented less than 0.1% of the total amount in terms of each of the cost of sales and the selling, general and administrative expenses for the fiscal year under review. Moreover, purchases by the Shiseido Group of stationeries, etc. from ASKUL represented less than 0.1% of the total amount in terms of each of the consolidated cost of sales and the consolidated selling, general and administrative expenses for the same fiscal year.
   - A subsidiary of the Company sells toiletry products, etc. for office use to ASKUL through general ordinary transactions and such sales represented less than 0.1% of the consolidated net sales of the Company for the fiscal year under review.
   - ASKUL sells through catalogue sales on general ordinary terms toiletry products, etc. for office use which are not produced by the Shiseido Group and such sales represented approximately 0.4% of net sales of ASKUL for the year from April 1, 2006 to March 31, 2007.
   - ASKUL sells stationeries to the Company and such sales responded less than 0.1% of the net sales for the year, from April 1, 2006 to March 31, 2007, and vice versa less than 0.1%.
2. External corporate auditor, Ms. Eiko Ohya concurrently assumes the office of President of Nippon Information Systems, Inc. The Company and Nippon Information Systems, Inc. have no commercial transaction.

(3) Corporate Officers who do not serve as Director

| Position | Name | Duty and Major Occupation | |
|---|---|---|---|
| | | As of March 31, 2007 | As of April 1, 2007 |
| Corporate Senior Executive Officer | Tadakatsu Saito | Chief Area Managing Officer of China<br>Chairman of Shiseido China Co., Ltd. | - |
| Corporate Executive Officer | Carsten Fischer | Responsible for International Business<br>Chief Officer of International Business Division | |
| Corporate Executive Officer | Yoshimaru Kumano | Responsible for Global R&D | - |
| Corporate Executive Officer | Kohei Mori | Responsible for Information System Planning and Logistics | |
| Corporate Officer | Takao Kakizaki | Responsible for Boutique Business, Corporate Culture, Advertising Creation, and Public Relations | - |
| Corporate Officer | Tadashi Noguchi | President and Representative Director, FT Shiseido Co., Ltd. Vice President and Director, Shiseido Sales Co., Ltd | - |
| Corporate Officer | Toshihide Ikeda | General Manager of Technology & Engineering Center | Responsible for Technical Planning |
| Corporate Officer | Tamio Inaba | Responsible for Business Strategy and Marketing of Domestic Cosmetics Business | |
| Corporate Officer | Masayuki Ishimaru | General Manager of Sales Department, Specialty Stores | - |
| Corporate Officer | Toshiro Nagaya | Responsible for Production Business | - |
| Corporate Officer | Kiyoshi Nakamura | Responsible for Technical Affairs | |
| Corporate Officer | Kazuko Ohya | General Manager of Corporate Culture Department | Corporate Advisor |
| Corporate Officer | Kazutoshi Satake | Responsible for Domestic Non-Shiseido Brand Business | Responsible for Domestic Non-Shiseido Brand Business and Boutique Business |
| Corporate Officer | Kazuo Tokubo | Responsible for Basic Research, R&D Strategy, and Patent | Responsible for Basic Research, R&D Strategy, Patent, and Global R&D |
| Corporate Officer | Takemasa Yamanaka | Responsible for Healthcare Business and Frontier Science Business<br>General Manager of Healthcare Business Division<br>President and Representative Director, Shiseido Beauty Foods Co., Ltd.<br>President and Representative Director, Shiseido Pharmaceutical Co., | Responsible for Healthcare Business and Frontier Science Business<br>General Manager of Healthcare Business Division<br>President and Representative Director, Shiseido Beauty Foods Co., Ltd. |
| Corporate Officer | Yutaka Yamanouchi | President and Representative Director, Shiseido Amenity Goods Co., Ltd. | |
| Corporate Officer | Toshio Yoneyama | Responsible for Product Development and Software Development | |

Notes: 1. Corporate Officers who retired during the Term are as follows:

| Position at the time of Resignation | Name |
|---|---|
| Corporate Senior Executive Officer | Tadakatsu Saito |
| Corporate Executive Officer | Yoshimaru Kumano |
| Corporate Officer | Tadao Kakizaki, Tadashi Noguchi, Masayuki Ishimaru, Toshiro Nagaya, Kazuko Ohya |

2. Corporate Officers who were elected on April 1, 2007 are as follows:

| Position | Name | Duty and Major Occupation |
|---|---|---|
| Corporate Officer | Kozo Hanada | General Manager of Sales Department, Structured Retail Stores<br>President and Representative Director, FT Shiseido Co., Ltd.<br>Vice President and Director, Shiseido Sales Co., Ltd |
| Corporate Officer | Tatsuomi Takamori | Chief Officer of China Business Division |
| Corporate Officer | Mitsuo Takashige | General Manager of Personnel Department |
| Corporate Officer | Takafumi Uchida | General Manager of General Affairs Department |

(4) Compensation, etc. to Directors and Corporate Auditors

1) Outline of the executive compensation policy of the Company

The executive compensation policy of the Company is established by the Remuneration Committee which includes members outside Shiseido and an external director who chairs the committee in order to obtain a neutral view point and high transparency.

Under the executive compensation policy of the Company, the portion of basic compensation and that of performance-linked compensation, which fluctuates according to the rates of achievement of performance targets and stock prices, have been almost equal rate. The performance-linked compensation consists of bonuses payable based on annual performances, the "stock compensation-type stock options as medium-term incentives" based on the targets of the Three-Year Plan, starting from April 1, 2005, and the "stock options as long-term incentives", which place emphasis on sharing interests with its shareholders. Thus, the new policy is designed to motivate the officers of the Company to engage in management while having constant awareness of operating results and stock prices from not only single-year but also medium- and long-term perspectives.

The performance-linked compensation is not appropriate for external directors and corporate auditors since their positions are independent from business execution of the Company. The Company grants only fixed compensation to external directors and corporate auditors.

In regard to the compensation level, the Company determines appropriate level for the Company's business performance compared to the peers and companies with a similar scale of the Company.

Meanwhile, the Company abolished its traditional officer's retirement benefit plan as of June 29, 2004 on which the 104th ordinary general meeting of shareholders was held.

2) Amount of compensation, etc. to Directors and Corporate Auditors of the fiscal year under review

(Millions of yen)

| | Basic compensation | Bonuses | Stock Options | Total |
|---|---|---|---|---|
| Directors (9 persons) | 208 | 126 | 16 | 351 |
| External directors among directors (2 persons) | 19 | - | - | 19 |
| Corporate Auditors (5 persons) | 89 | - | - | 89 |
| External corporate auditors among corporate auditors (3 persons) | 36 | - | - | 36 |
| Total | 297 | 126 | 16 | 440 |

Notes: 1. Basic compensation for directors has the ceiling amount of 30 million yen per month as per resolution of the 89th ordinary general meeting of shareholders held on June 29, 1989.
Basic compensation for corporate auditors has the ceiling amount of 10 million yen per month as per resolution of the 105th ordinary general meeting of shareholders held on June 29, 2005.

2. Amount to be paid in bonuses to directors is subject to the approval of the Fourth Item of Business (Payment of Bonuses to Directors) at this ordinary general meeting of shareholders.

3. Besides above set forth the allowance, the Company paid compensation to directors and corporate auditors during the fiscal year under review.

1) Bonuses to directors in 2005
Total amount paid to 7 directors: 121 million yen
This payment was based on resolution of the 106th ordinary general meeting of shareholders held on June 29, 2006

2) Retirement benefits accrued in previous years
Total amount paid to 2 retired directors: 316 million yen
Total amount paid to 1 retired corporate auditor: 17 million yen
The above payments were granted based on the resolution of the 104th ordinary general meeting of shareholders, which abolished its traditional system of officer's retirement benefit plan.

(5) Other matters related to External Officers
(The following sets forth the conditions as of March 31, 2007)

1) Major Activities

| Position | Name | Major activities |
|---|---|---|
| External Director | Shoichiro Iwata | Mr. Iwata attended 12 out of 13 board of directors meeting. Based on his views to the management of the Company, which are free from the Company's established structure, he made remarks as necessary and fulfilled a supervisory function in regard to the management. |
| External Director | Tatsuo Uemura | Mr. Uemura attended 12 out of 13 board of directors meeting. Based on his long term experiences and wide range of knowledge through his involvement in securities and stock market, in addition to his legal knowledge as a university professor specializing in legal research, he made remarks as necessary and fulfilled a supervisory function in regard to the management. |
| External corporate auditor | Akio Harada | Mr. Harada attended 16 out of 17 board of directors meeting and 14 out of 15 board of corporate auditors meeting. Based on his legal experiences and knowledge, he made remarks as necessary and fulfilled a supervisory function in regard to the management. |
| External corporate auditor | Eiko Ohya | Ms. Ohya attended 16 out of 17 board of directors meeting and 14 out of 15 board of corporate auditors meeting. Based on her business experiences and knowledge, she made remarks as necessary and fulfilled a supervisory function in regard to the management. |
| External corporate auditor | Hiroshi Yasuda | Mr. Yasuda attended 16 out of 17 board of directors meeting and 14 out of 15 board of corporate auditors meeting. Based on his finance experiences and knowledge, he made remarks as necessary and fulfilled a supervisory function in regard to the management. |

Note: Counting of number of times regarding to attendance of meetings
For Mr. Shoichiro Iwata and Mr. Tatsuo Uemura, the number of times since June 29, 2006 when they were elected as directors at the 106th ordinary general meeting of the shareholders and they assumed offices.
For Mr. Akio Harada and Mr. Hiroshi Yasuda, and Ms. Eiko Ohya, the number of times during the fiscal year under review.

2) Outline of execution of agreements for reduction of liabilities

The Company established provisions in the Articles of Incorporation enabling the Company to enter into an agreement with external directors and auditors limiting their liability through a resolution at the 106th ordinary general meeting of shareholders held on June 29, 2006 for the purpose of inducing external directors and auditors to fully perform expected roles and enabling the Company to invite competent personnel.

Pursuant to these provisions the Company concluded such an agreement with 5 external directors and auditors under which his/her liability for compensation shall be limited to the minimum limited liability provided in the laws and ordinances.

## 5. Matters concerning Accounting Auditor

(1) Name of Accounting Auditor

KPMG AZSA & Co.

Notes 1: The Company does not conclude execution of agreements for reduction of liabilities with KPMG AZSA & Co.

2: Of the significant subsidiaries of the Company, including Shiseido International Corporation, Shiseido International Europe S.A., Beauté Prestige International S.A., and Shiseido Liyuan Cosmetics Co., Ltd. are subject to audits of accounts (limited to audits stipulated in the Corporate Law or the Securities Exchange Law (including similar foreign laws)) by a certified public accountant or incorporated accounting firm (including overseas auditors possessing similar qualifications) other than the accounting auditor of the Company.

(2) Remuneration to the Accounting Auditor

(Millions of yen)

| | Amount |
|---|---|
| Amount of remuneration paid for services rendered as accounting auditors during the fiscal year under review | 61 |
| Total cash and other remuneration to be paid by the Company and its subsidiaries to their accounting auditors | 92 |

Note: The agreement between the Company and its accounting auditor does not separately stipulate audit remunerations based on the Corporate Law or the Securities Exchange Law. Hence, the remuneration in above " Amount of remuneration paid for services rendered as accounting auditor during the fiscal year under review" does not separate these two types of payment.

(3) Details of duties other than audit

The Company has not commissioned the accounting auditor any duties other than those provided for in paragraph 1 of Article 2 of the Certified Public Accountant Law of Japan (non-audit duties).

(4) Policy relating to determination of dismissal or not reappointment of accounting auditor

In the event that the Company determines that the accounting auditor of the Company is prevented materially from conducting audit of the Company for the reasons, among other things, that the accounting auditor violates its duties, negates its duties or behaves misconducts inappropriate as accounting auditor, the Board of Corporate Auditors shall dismiss the accounting auditor pursuant to Article 340 of the Corporate Law. Furthermore, in addition, in the event that it is deemed that the accounting auditor is unable to carry out duly its duties or change in the accounting auditor to another audit firm is reasonably required to enhance the appropriateness of accounting audit, the Company shall submit proposal to the general meeting of shareholders for the dismissal of the accounting auditor or not reappointing the accounting auditor upon obtaining consent of the Board of Corporate Auditors or receiving request from the Board of Corporate Auditors.

## 6. System under which execution of duties by Directors is ensured to comply with laws, ordinances, and the Articles of Incorporation of the Company; system under which business of the Company is ensured duly to be conducted

The Company, at the meeting of Board of Directors held on April 24, 2007, resolved that the Company renewed "Basic Policy regarding Internal Control System", which was set out at the meeting of the Board of Directors held on May 12, 2006. The Company reflected enhancement of the Board of Directors' supervisory functions by introducing external director system, and strength of cooperation among the committees under jurisdiction of the Board of Directors by reorganizing and consolidating the committees, in "Basic Policy regarding Internal Control Systems" as stated below.

### (1) System under which execution of duties by Directors and employees is ensured to comply with laws, ordinances, and the Articles of Incorporation of the Company; system under which business of the Company and its subsidiaries and affiliates as a group is ensured duly to be conducted.

The Board of Directors shall determine important matters which will affect the Company and its subsidiaries and affiliates as a group. Representative director of the Company shall regularly report the status of execution of business to the Board of Directors. The Company shall elect external director to strengthen and maintain the Board of Directors' supervisory functions in regard to operational execution. Upon request of any corporate auditor, directors and employees shall report the status of execution of business to the corporate auditor.

The Company enacted "Corporate Ideals" common to the Shiseido group and "The Shiseido Way (Corporate Behavior Declaration)", "The Shiseido Code (Corporate Ethics and Behavior Standards)" with which each individual in the group should comply in executing business so that legitimate and fair corporate activities are exerted to be promoted.

Compliance Committee is set up under jurisdiction of the Board of Directors and responsible for raising the quality of the Company by enhancing legitimate and fair corporate activities of the group, and risk management. The committee shall propose and report the activities plan and activities to the Board of Directors. The Company positions a "Code Leader" at each business office, who shall promote legitimate and fair corporate activities, and the Company shall conduct regular training programs for compliance to all employees. "Code Leaders" shall report the status of such activities to the "Compliance Committee".

The Company provides facilities to access for reporting and consulting, including an external lawyer for the purpose of finding corporate misconduct to laws, ordinances, the Articles of Incorporation and other regulations of the Company at the early stage and rescuing such conditions.

Internal auditing shall be conducted with respect to the overall group companies to assure appropriateness of business. The results of audit shall be reported to directors and corporate auditors.

### (2) System under which Directors shall be ensured to efficiently execute duties

The Company adopted a corporate executive officer system to actualize smooth and highly efficient corporate management, wherein functions of directors, who are responsible for decision-making and overseeing execution of business are separate from those of corporate officers, who are responsible for business execution.

A Representative director responsible for execution of business coordinates execution of the overall group business aimed at achieving corporate targets. A corporate officer shall fix the specified target in the assigned field and set up a business system by which the target shall efficiently be achieved. Furthermore, with respect to the execution of important business, the management committee consisting of the executive offices shall deliberate the business execution from viewpoints of various aspects.

The Board of Directors and the Management Committee shall confirm the status of development vis-à-vis the target and conduct necessitated improvement measure.

**(3) System under which information regarding execution of business by Directors shall be maintained and controlled**

Important documents such as minutes of the Board of Directors meetings and minutes of the Corporate Executive Officer Committee meetings shall be controlled pursuant to the internal regulations of the Company and presented to directors and corporate auditors immediately whenever requested for inspection.

In addition, information with respect to execution of business by a director and employee shall be controlled pursuant to "Information System Controlling Regulation", "Confidential Information Controlling Regulation" and other regulations.

**(4) Regulation regarding Control of Risk for Loss and other Regulation System**

The "Compliance Committee" is set up under the jurisdiction of the Board of Directors and manages risks associated with corporate activities of the whole group. Risks associated with management strategy and business execution shall be recognized and evaluated to designated teams so that necessary measures shall be taken.

A manual shall be prepared to deal with emergency situation. In the case of emergency, countermeasure headquarters, projects or teams shall be set up pursuant to the levels of the emergency and shall take countermeasures in accordance with the levels.

**(5) Matters related to employees to assist duties of Corporate Auditors when Corporate Auditors request to do so and matters related to the independence of such employees from Directors**

Employees shall be positioned to assist the Board of Auditors and corporate auditors at the Board of Auditors staff group. The personnel of the Board of Auditors staff group shall be determined by taking corporate auditors' opinion into consideration.

**(6) System under which Directors and employees report to Corporate Auditors and other system, under which any report is made to Corporate Auditors**

Directors and employees shall report the status of business execution to corporate auditors through meetings of the Board of Directors and other important meetings, and the results of audit performed by the Internal Audit Department.

In addition, the status of business and conditions of assets shall be reported to corporate auditors upon their request.

**(7) Other systems under which audit by Corporate Auditors is ensured efficiently to be performed**

Opinion exchange meetings shall be held regularly between Representative directors and corporate auditors. Liaison meeting shall be held among corporate auditors, accounting auditors and the internal audit department upon request of corporate auditors, and in addition, corporate auditors shall be ensured to attend meetings of various meetings so that the system under which corporate audits shall be implemented efficiently.

(The Company's System for the Management and Execution of Business)


General Meeting of Shareholders
Appointment, termination
Resolution at the General Meeting of Shareholders based on laws
Appointment, termination
Appointment, termination
Accounting Auditor
Audit
Board of Directors of Shiseido
Audit
Board of Auditors
Remuneration Committee
Director Nomination Advisory Committee
Report
Supervision
<CSR Committees under jurisdiction of the Board of Directors>
Compliance committee
Corporation value creation committee
Corporate Executive Officer Committee
Proposal of important items based on laws and management
Proposal
Resolution, approval
Resolution, approval
Policy Meeting of Corporate Officers
Decision-Making Meeting of each Corporate Officer

## 7. Basic Policy relating to Controlling the Company

The Company resolved, at the meeting of the Board of Directors held on April 27, 2006, to "Introduction of Countermeasures to Large Acquisition of the Company's Shares" (the "Plan"), and the basic policy is stated in (1) below.

Furthermore, at the 106the ordinary general meeting of shareholders, the defense measures were approved as the second and the seventh items of business by resolution for the purpose of preventing an inappropriate person from controlling the Company contrary to the basic policy. The details thereof are stated in (2)2) below.

(1) The details of the basic policy

The Company deems it necessary that the person controlling the financial and business policy of the Company (i) understands the source of the corporate value of the Company, such as tangible and intangible management resources of the Company group, the potential effect achieved by the execution of undertakings for future development, the synergy effect realized by the organic consolidation of relationships of confidence between business segments and personal network, and culture, capital and society, and (ii) is able to continuously and persistently secure and enhance the corporate value of the Company and the common interest of its shareholders.

Since its establishment in 1872, the Company has consistently modeled its corporate management on the spirit of "contributing to the beauty and health of numerous customers, thus benefiting them and society in general". In the future too, the Company group will embrace this spirit, with the fundamental principle of "remaining a company that makes a lasting contribution to customers around the world". Moreover, the Company believes that winning, as a "valuable corporation", the support of all of its stakeholders, including its shareholders, customers, business partners, employees and society in general, and creating value together actually bring about greater shareholder value. At the same time, further enhancing the value of the Company's corporate brand, *SHISEIDO*, is the key to increasing the Company's corporate value in the 21st century. To achieve this, the Company understands that its social responsibilities as a corporation and its response to environmental issues are also essential, together with the enhancement of the economic value.

In the event that there is a large scale share acquisition of the Company which facilitates the increase in the corporate value of the Company and the common interest of its shareholders, the Company does not intend to oppose the purchase consummated pursuant to the rules of the capital market. Moreover, the Company believes that it is the shareholders who finally decide to approve or disapprove a large scale share acquisition proposal which entails the transfer of controlling power over the Company.

There are a number of large-scale share acquisitions that would benefit neither the corporate value of the company nor the common interest of its shareholders. These include: (i) those with a purpose that would obviously harm the corporate value of the target company and, in turn, the common interest of its shareholders; (ii) those with the potential to substantially coerce shareholders into selling their shares; (iii) those that do not provide sufficient time or information for the target company's board of directors and shareholders to consider the large-scale share acquisition or similar action, or for the target company's board of directors to make an alternative proposal; and (iv) those that require the target company to negotiate with the acquirer in order to procure more favorable terms for shareholders than those presented by the acquirer or similar reason.

Unless a party acquiring large quantities of shares in the Company is appropriately aware of the management environment surrounding the Company and aims to ensure and enhance the brand value and corporate value of the Company in the mid- to long-term based on an accurate understanding of the source of the brand value and corporate value of the Company, the corporate value of the Company and, in turn, the common interest of its shareholders will be harmed.

A party acquiring large quantities of shares in the Company who does not facilitate the benefit of the corporate value of the Company and the common interest of its shareholders is deemed to be inappropriate to control the financial and business policy of the Company, and it is necessary for the Company to secure the corporate value of the Company and, in turn, the

common interest of its shareholders by taking defense measures against such party acquiring large quantities of shares.

(2) Measures to materialize the basic policy

1)Special measures to materialize the basic policy

The Company launched a three-year mid-term business plan aimed towards "increasing growth and profitability" in April 2005 (for implementation from the commencement of fiscal year ended March 2006 until fiscal year ending March 2008; the "Three-Year Plan") to enhance corporate value and to realize the basic policy. The Three-Year Plan contains three central pillars, (a) "domestic marketing reform" and (b) "accelerated expansion of business in China," both of which aim to expand growth potential, and (c) "fundamental structural reforms," geared towards enhancing profitability. Under the Three-Year Plan, the Company aims to be supported as a "valuable corporation" by all the stakeholders, including the shareholders, customers, business partners, employees and society and makes efforts to enhance the brand value and maximize the corporate value.

Moreover, with a view to strengthening the corporate governance, two independent external directors and three independent external corporate auditors have been elected, in addition to the change in the term of office of directors to one year to define management responsibility toward the shareholders; from the viewpoint of enhancing the transparency and objectivity of management, the "Remuneration Committee" headed by one of the external directors was established as an advisory organization to the Board of Directors; and the "Nomination Advisory Committee" was established in order to nominate and evaluate candidates for executive positions and determine the term during which they should serve in the relevant office. Furthermore, a new executive remuneration system under which a fixed portion of remuneration was reduced and a portion of the remuneration linked to the performance of operation was increased to 50%, has been introduced and applied since April 2005.

2) Measure to prevent inappropriate person from controlling the Company in the light of the basic policy

The Company resolved to introduce the Plan at the meeting of the Board of Directors held on April 27, 2006 and the introduction of the Plan was approved at the 106th ordinary general meeting of shareholders.

In the case that there is an acquisition of share certificates, etc. of the Company or any other similar action, or a proposal for such action (the "Acquisitions"), the Plan enables the Company to request the party effecting or proposing the Acquisitions (collectively, the "Acquirers") to provide information in advance relating to the Acquisitions, and securing time to conduct information collection and consideration with respect to the Acquisitions; furthermore, the Company may prevent from Acquisitions which are contrary to the aforesaid policy and would harm the corporate value of the Company and the common interest of its shareholders from taking place so that the Company may secure and enhance the corporate value and its common interest of its shareholders, which is the ultimate purpose of the Plan.

The Plan aims at (i) an Acquisition that would result in the holding ratio of share certificates, etc. of a holder amounting to 20% or more of the share certificates, etc. issued by the Company; or (ii) a tender offer that would result in the owning ratio of share certificates, etc. of share certificates, etc. relating to the tender offer and owning ratio of share certificates, etc. of a person having a special relationship totaling at least 20% of the share certificates, etc. issued by the Company.

The Company will require any Acquirer conducting an Acquisition to submit to the Company in a form prescribed by the Company, before effecting the Acquisition, a written undertaking that the Acquirer will upon the Acquisition comply with the procedures established by the Plan and the information necessary for consideration of the terms of the Acquirer's offer. Thereafter, the information submitted by the Acquirer, etc., opinions of

the Board of Directors and supporting materials and any alternative proposal (if any) by the Board of Directors shall be given to the independent committee composed only of members independent from the Company, including external directors and external corporate auditors of the Company for evaluation and consideration. The independent committee will, upon independently receiving advice from professionals, etc., evaluate and consider the details of the Acquisition, the alternative proposal prepared by the Board of Directors of the Company negotiate with the Acquirer and then disclose necessary information, etc. to the shareholders.

If the independent committee recognizes that an Acquirer has initiated an Acquisition without complying with the procedures set forth by the Plan, counter, or the Acquisition has met the requirements for triggering the countermeasure set forth in the Plan because the Acquisition will apparently harm the corporate value of the Company and, in turn, the common interest of its shareholders, after its consideration of the details of the subject Acquisition, consultation and negotiation with the Acquirer, etc., it will recommend the Company's board of directors to implement a *gratis* allotment of Stock Acquisition Rights. The Stock Acquisition Rights may be exercised at the issue price to be determined by the Board of Directors of the Company in the range of 1 yen to less than 50% of the market price of the shares of the Company per share, and to which will be attached the provision for the exercise depriving the Acquirer, etc. of the right to exercise such Stock Acquisition Rights and the provision for acquisition enabling the Company to acquire the Stock Acquisition Rights in exchange for a share of the Company per Stock Acquisition Right. The Board of Directors of the Company will determine to implement or not to implement a *gratis* allotment of Stock Acquisition Rights upon paying the utmost respect to the aforementioned recommendation made by the independent committee.

The effective period of the Plan will terminate at the close of the ordinary general meeting of shareholders to be held with respect to the fiscal year ending March 31, 2008. But if the Board of Directors of the Company resolves to abolish the Plan before the end of the period, the Plan shall be abolished at the time of resolution. If the general meeting of shareholders of the Company resolves to abolish the Plan, the Plan shall be abolished at such time.

Even after the introduction of the Plan, if the Stock Acquisition Rights have not been allotted *gratis*, the shareholders will not be directly affected in any manner. On the other hand, if the Plan has been triggered and a *gratis* allotment of Stock Acquisition Rights has been made and the shareholders would not take procedures for exercise of Stock Acquisition Rights, the shares held by such shareholders might be diluted; provided, however, that if the Company acquires Stock Acquisition Rights for the consideration of shares of the Company, the shares of the Company will not be diluted.

(3) Determination of the Board of Directors for specific measures and reason therefore

Each measure for enhancing the brand value, maximizing the corporate value and strengthening the corporate governance, etc. attributable to the promotion of the Three-Year Plan of the Company is specifically designed to continuously and consistently enhance the corporate value of the Company and the common interest of its shareholders accurately in accordance with the basic policy.

Furthermore, the Plan was introduced for the purpose of securing and enhancing the corporate value and the common interest of its shareholders as stated in (2)2) above, which also meets the basic policy. In particular, the Plan is fair and objective because the Plan has been introduced with the approval of shareholders at the general meeting of shareholders of the Company; the reasonable objective requirements for triggering the defense measure are provided for in the Plan; the independent committee composed of independent external directors and external corporate auditors has been established; triggering the defense measure requires the recommendation of the independent committee; the independent committee may consult with any third party professionals for the account of the Company; notwithstanding that the Plan is effective until the close of the ordinary general meeting of shareholders to be held with respect to the fiscal year ending

March 31, 2008 the Plan may be abolished at any time by resolution of the general meeting of shareholders or the Board of Directors; and the term of directors of the Company is one year. The Plan facilitates the increase in the benefit of the corporate value and the common interest of the shareholders and it shall not aim to induce the officers of the Company to maintain their positions.

# Consolidated Balance Sheets

(As of March 31, 2007)

(Millions of yen)

| | Fiscal year under review | Previous fiscal year (For reference) |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | **373,208** | **300,604** |
| Cash and Time Deposits | 82,453 | 53,511 |
| Notes and Accounts Receivable | 104,603 | 102,986 |
| Short-Term Investments in Securities | 68,544 | 36,944 |
| Inventories | 73,890 | 72,344 |
| Deferred Tax Assets | 32,344 | 25,778 |
| Other Current Assets | 12,676 | 10,688 |
| Less: Allowance for Doubtful Accounts | △1,303 | △1,649 |
| **Fixed Assets:** | **366,624** | **371,237** |
| **Property, Plant and Equipment:** | **171,635** | **160,195** |
| Buildings and Structures | 81,865 | 64,526 |
| Machinery, Equipment and Vehicles | 16,532 | 17,168 |
| Tools, Furniture and fixtures | 18,298 | 19,228 |
| Land | 52,370 | 57,175 |
| Construction in Progress | 2,568 | 2,097 |
| **Intangible Assets:** | **49,742** | **49,794** |
| Goodwill | 23,103 | — |
| Other Intangible Assets | 26,639 | 26,053 |
| Trade right | — | 21,471 |
| Difference between Investment Costs and Equity in Net Assets Acquired | — | 2,270 |
| **Investments and Other Assets:** | **145,246** | **161,246** |
| Investments in Securities | 63,601 | 89,090 |
| Prepaid Pension Expenses | 32,629 | 30,637 |
| Long-term Prepaid Expenses | 10,240 | 9,493 |
| Deferred Tax Assets | 11,836 | 17,708 |
| Other Investments | 27,150 | 14,607 |
| Less: Allowance for Doubtful Accounts | △212 | △290 |

| | Fiscal year under review | Previous fiscal year (For reference) |
|---|---|---|
| **LIABILITIES** | | |
| **Current Liabilities:** | **227,840** | **167,296** |
| Notes and Accounts Payable | 57,697 | 61,617 |
| Short-Term Bank Loans | 4,456 | 5,648 |
| Current Portion of Bonds | 57,868 | 7,138 |
| Current Portion of Long-Term Borrowings | 3,819 | — |
| Accrued Amount Payable | 53,016 | 50,388 |
| Accrued Income Taxes | 10,026 | 8,949 |
| Reserve for Sales Returns | 8,685 | 4,766 |
| Accrued Bonuses for Employees | 11,702 | — |
| Accrued bonuses for directors and Corporate auditors | 122 | — |
| Provisions for Liabilities and Charges | 1,377 | — |
| Other Current Liabilities | 19,068 | 28,787 |
| **Long-Term Liabilities:** | **108,195** | **116,932** |
| Bonds | 27,147 | 64,754 |
| Long-Term Borrowings | 34,546 | 4,737 |
| Accrued Retirement Benefits | 38,643 | 36,204 |
| Accrued Retirement Benefits to Directors and Corporate auditors | 71 | 284 |
| Allowance for Loss on Guarantees | 350 | 350 |
| Deferred Tax Liabilities | 4,144 | — |
| Other Long-Term Liabilities | 3,291 | 10,602 |
| **Total Liabilities** | **336,036** | **284,228** |
| **MINORITY INTERESTS** | | |
| **Minority Interests in Consolidated Subsidiaries** | — | **13,713** |
| **SHAREHOLDERS' EQUITY** | | |
| **Common Stock** | — | **64,506** |
| **Capital Surplus** | — | **70,258** |
| **Retained Earnings** | — | **244,767** |
| **Unrealized Gains on Available-for-Sale Securities, Net of Tax** | — | **18,279** |
| **Foreign Currency Translation adjustments** | — | **△6,754** |
| **Less: Treasury Stock, at cost** | — | **△17,158** |
| **Total Shareholders' Equity** | — | **373,899** |
| **TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY** | — | **671,841** |

| | | | | | |
|---|---|---|---|---|---|
| | | | NET ASSETS | | |
| | | | Shareholders' Equity: | 373,314 | — |
| | | | Common Stock | 64,506 | — |
| | | | Capital Surplus | 70,293 | — |
| | | | Retained Earnings | 255,410 | — |
| | | | Less: Treasury Stock, *at cost* | △16,896 | — |
| | | | Valuation, Translation Adjustments and Others | 15,071 | — |
| | | | Unrealized Gains on Available-for-Sale Securities, Net of Tax | 13,743 | — |
| | | | Deferred Losses on Hedges | △233 | — |
| | | | Foreign Currency Translation adjustments | 1,561 | — |
| | | | Stock Acquisition Rights | 52 | — |
| | | | Minority Interests in Consolidated Subsidiaries | 15,358 | — |
| | | | Total Net Assets | 403,796 | — |
| TOTAL ASSETS | 739,832 | 671,841 | TOTAL LIABILITIES AND NET ASSETS | 739,832 | — |

# Consolidated Statements of Income

(Fiscal Year from April 1, 2006 to March 31, 2007)

(Millions of yen)

| | Fiscal year under review | Previous fiscal year (For reference) |
|---|---|---|
| Net Sales | 694,594 | 670,957 |
| Cost of Sales | 185,532 | 176,883 |
| **Gross Profit** | **509,061** | **494,073** |
| Selling, General and Administrative Expenses | 459,056 | 455,194 |
| **Operating Income** | **50,005** | **38,879** |
| Other Income | 8,123 | 8,700 |
| Interest Income | 1,435 | 1,158 |
| Dividend Income | 740 | — |
| Gain on Sale of Securities | 310 | — |
| Gain on Investment in business limited Partnership | — | 1,826 |
| Gain on Sales of Property, Plant and Equipment | 1,986 | 924 |
| Equity in Earnings of Affiliates | 57 | 61 |
| Others | 3,593 | 4,730 |
| Other Expenses | 4,663 | 5,417 |
| Interest Expense | 2,394 | 2,452 |
| Loss on Sale of Securities | 166 | — |
| Loss on Disposal of Property, Plant and Equipment | 1,253 | 1,600 |
| Others | 849 | 1,364 |
| **Ordinary Income** | **53,465** | **42,161** |
| Extraordinary Income | — | 2,483 |
| Gain on Sales of Property, Plant and Equipment | — | 2,483 |
| Extraordinary Loss | 5,699 | 15,107 |
| Impairment Loss | 4,597 | 12,403 |
| Restructuring Expenses | 1,101 | 2,703 |
| **Income before Income Taxes and Minority Interests** | **47,765** | **29,538** |
| Income Taxes - Current | 13,660 | 12,274 |
| Income Taxes - Deferred | 5,514 | △26 |
| Less: Minority Interests in Net Income of Consolidated Subsidiaries | 3,297 | 2,854 |
| **Net Income** | **25,293** | **14,435** |

# Consolidated Statement of Changes in Net Assets

For the Fiscal Year Ended March 2007 (from April 1, 2006 to March 31, 2007)

| | Shareholders' equity | | | | |
|---|---|---|---|---|---|
| | Common Stock | Capital Surplus | Retained Earnings | Treasury Stock, at Cost | Total Shareholders' Equity |
| Balance as of March 31, 2006 (Millions of yen) | 64,506 | 70,258 | 244,767 | △17,158 | 362,373 |
| Changes During the Fiscal Period | | | | | |
| Cash Dividends from Retained Earnings as Appropriation of Earnings | | | △6,186 | | △6,186 |
| Bonuses to Directors and Corporate auditors as Appropriation of Earnings | | | △133 | | △133 |
| Cash Dividends from Retained Earnings | | | △6,600 | | △6,600 |
| Net Income for the year ended March 31, 2007 | | | 25,293 | | 25,293 |
| Purchase of Treasury Stock | | | | △696 | △696 |
| Disposal of Treasury Stock | | 35 | | 959 | 995 |
| Changes in Scope of Consolidation | | | △1,556 | | △1,556 |
| Other Decrease in Retained Earnings | | | △173 | | △173 |
| Net Change in Items Other than Shareholders' Equity | | | | | |
| Total Changes During the Fiscal Period (Millions of yen) | — | 35 | 10,642 | 262 | 10,941 |
| Balance as of March 31, 2007 (Millions of yen) | 64,506 | 70,293 | 255,410 | △16,896 | 373,314 |

| | Valuation, Translation Adjustments and Others | | | | Stock acquisition right | Minority Interests in Consolidated Subsidiaries | Total Net Assets |
|---|---|---|---|---|---|---|---|
| | Unrealized Gains (Losses) on Available-for-Sale Securities, Net of Tax | Deferred Losses on Hedges | Foreign Currency Translation adjustments | Total valuation, Translation Adjustments and Others | | | |
| Balance as of March 31, 2006 (Millions of yen) | 18,279 | — | △6,754 | 11,525 | — | 13,713 | 387,612 |
| Changes During the Fiscal Period | | | | | | | |
| Cash Dividends from Retained Earnings as Appropriation of Earnings | | | | | | | △6,186 |
| Bonuses to Directors and Corporate auditors as Appropriation of Earnings | | | | | | | △133 |
| Cash Dividends from Retained Earnings | | | | | | | △6,600 |
| Net Income for the year ended March 31, 2007 | | | | | | | 25,293 |
| Purchase of Treasury Stock | | | | | | | △696 |
| Disposal of Treasury Stock | | | | | | | 995 |
| Changes in Scope of Consolidation | | | | | | | △1,556 |
| Other Decrease in Retained Earnings | | | | | | | △173 |
| Net Change in Items Other than Shareholders' Equity | △4,535 | △233 | 8,315 | 3,546 | 52 | 1,644 | 5,242 |
| Total Changes During the Fiscal Period (Millions of yen) | △4,535 | △233 | 8,315 | 3,546 | 52 | 1,644 | 16,183 |
| Balance as of March 31, 2007 (Millions of yen) | 13,743 | △233 | 1,561 | 15,071 | 52 | 15,358 | 403,796 |

Note: Other Decrease in Retained Earnings is a transfer of reserves for appropriation of earnings of a Chinese subsidiary, on the basis of accounting principles generally accepted in Chinese.

# Notes to Consolidated Financial Statements

## Basis of Presenting Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 92

Principal subsidiaries are listed in 1.2 Outline of the Shiseido Group (3) Major Subsidiaries

[Additions]

In line with a change in accounting policy in keeping with the Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations (PITF No. 20, September 8, 2006), the Company newly consolidated Selan Anonymous Association, Shiseido Investment Fund Investment Partnership, Shiseido Beauty Fund Investment Partnership, and the Cosmetics Voluntary Chain Store Fund Investment Partnership from the period under review.

Shiseido Dah Chong Hong Cosmetics (Guangdong) Ltd., which was established and commenced operations in the year under review, is included in the scope of consolidation.

[Exclusions]

Excluded from the scope of consolidation in the period under review is Mieux Products Co., Ltd., following the divestment of shares in that company.

Five other companies have also been excluded from the scope of consolidation. Of these, two companies (Beijing Huazhiyou Cosmetics Sales Center and Shiseido Investment Co., Ltd.) are in the process of being liquidated and three (Shiseido Investment Fund Investment Partnership, Shiseido Beauty Fund Investment Partnership, and the Cosmetics Voluntary Chain Store Fund Investment Partnership) have been dissolved.

(2) Non-consolidated subsidiaries

Major Company Name: Beauté Prestige International Ltd. (UK)

(Reasons for excluding non-consolidated subsidiaries from scope of consolidation)

Since these companies are small in scale or do not engage in full-scale operations, their combined assets, net sales, net income (the Company's interest share) and retained earnings (the Company's interest share) have a minimal effect on the Company's consolidated financial documents, and they are insignificant in general, they are not included in the scope of consolidation.

2. Application of the Equity Method

(1) Affiliated companies where equity method applicable: 5

Major Company Name: Pierre Fabre Japon Co., Ltd.

(2) Since the non-equity method non-consolidated subsidiaries (Beauté Prestige International Ltd. (UK), etc.) and affiliated companies are small in scale or do not engage in full-scale operations, their net income (the Company's interest share) and retained earnings (the Company's interest share) have a minimal effect on the Company's consolidated financial documents, and they are insignificant in general, they are not included in the scope of equity method application.

(3) The latest financial figures are used for equity-method affiliates with term-ends that differ from that of the parent company.

3. Fiscal Periods of Consolidated Subsidiaries

Of the Company's consolidated subsidiaries, 62 companies—overseas consolidated subsidiaries, Beauté Prestige International Co., Ltd., Tai Shi Trading Co., Ltd., and Selan Anonymous Partnership—have fiscal terms ending December 31. All other consolidated subsidiaries have terms ending March 31.

The most recent financial statements have been used for the 62 consolidated subsidiaries—overseas subsidiaries, Beauté Prestige International Co., Ltd., Tai Shi Trading Co., Ltd., and Selan Anonymous Association—with fiscal periods ending in months other than March. The consolidated statements have been adjusted to reflect important transactions that took place between the respective term-ends of those companies and March 31, 2007.

Three investment associations— Shiseido Investment Fund Investment Partnership, Shiseido Beauty Fund Investment Partnership, and the Cosmetics Voluntary Chain Store Fund Investment Partnership—have fiscal years ending December 31. Because these entities were dissolved on February 28, 2007, however, their income statements for the 14-month period (January 1, 2006, to February 28, 2007) have been used in consolidation.

4. Notes on Accounting Standards

(1) Valuation of Major Assets

1) Securities

Available-for-sale securities:

Fair value available: At market, based on market prices at fiscal year-end. (Net unrealized gains and losses are reported separately in net assets. Realized gains or losses on securities sold are determined based mainly on the moving average method.)

Fair value not available: Primarily valued at cost, based mainly on the moving average method.
Investments in investment business limited partnerships are recorded at the Company's share of the net assets value of the partnerships. The Company's share of the profits and losses earned by a partnership is recognized in current year's earnings, in proportion to its ownership interests in the net assets value of the partnership.

2) Derivatives

The Company values derivatives at market value.

3) Inventories

The Company values inventories at cost, based on the average method. Consolidated subsidiaries value inventory at cost, based primarily on the last purchase method.

(2) Depreciation of Major Fixed Assets

1) Property, Plant and Equipment

Buildings (excluding leasehold improvements and auxiliary facilities attached to buildings) are depreciated using the straight-line method. Other tangible fixed assets are, in principle, depreciated using the declining-balance method at the Company and consolidated subsidiaries in Japan and the straight-line method at consolidated subsidiaries overseas. Major fixed assets in Japan are designated specific useful lives based on durability, level of deterioration, and special characteristics (20-30% reduction from legal useful lives).

2) Intangible Assets

Intangible assets are, in principle, amortized using the straight line method over the following time periods.

Trademark rights: 10 years, in principle
Software: 5 years, in principle

3) Long-term Prepaid Expenses

Long-term prepaid expenses are, in principle, amortized using the straight line method.

(3) Major Reserves

1) Allowance for Doubtful Accounts

As contingency against losses from default of notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide the allowance for doubtful accounts by the method that uses the historical expectation of its own actual bad debt loss against the balance of total receivables plus the amount of uncollectible receivables estimated on an individual basis. Overseas consolidated subsidiaries mainly provide for the amount of uncollectible receivables estimated on an individual basis.

2) Reserve for Sales Returns

As contingency against losses from returned goods, the Company and its consolidated subsidiaries have provided a reserve, the amount of which is determined by past return ratios and potential for future returns.

[Supplementary Information]

Previously, as contingency against losses from sales returns, the Company and its domestic consolidated subsidiaries provided a reserve, the amount of which was based on historical results. Due to the accumulation of past data and improvements in analytical precision, however, it is now possible to make more accurate estimates. Effective the year under review, therefore, the Company and its domestic consolidated subsidiaries have adopted a method that takes into account market distribution and the resale status of products. As a result, operating income, ordinary income and income before income taxes and minority interests decreased by ¥3,635 million and net income decreased by ¥2,144 million compared with the former calculation method.

3) Accrued Bonuses for Employees

The Companies has provided accrued bonus for employees based on the projected amount for the fiscal year under review. This reserve includes bonuses for corporate officers who are non-board members, and the calculation standards used are the same as those for the Accrued Bonuses for Directors and Corporate auditors.

4) Accrued Bonuses for Directors and Corporate auditors

The Companies has provided accrued bonus for corporate officers who are also directors on the Board based on the projected amount for the current fiscal year under review.

5) Provision for Liabilities and Charges

To provide for losses due to contingency expenses incurred in addressing legal risk, product guarantee risk, exchange rate, tax risk, and other factors, certain overseas consolidated subsidiaries have provided provision, the amount of which is based on estimated losses that would be incurred considering the potential necessity of such contingencies in the future.

6) Accrued Retirement Benefits

As contingency against expenses arising from retirement of employees, the Company, its domestic consolidated subsidiaries and certain overseas consolidated subsidiaries recognize accrued retirement benefit based on the estimated actuarial present value of projected benefit obligation and the estimated fair value of plan assets.

Past service liability prior service cost is amortized on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years). Unrecognized net actuarial difference is mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years).

The reserve includes a reserve for corporate officers' retirement benefits, which is subject to the same standards as those used for accrued retirement benefits to directors and corporate auditors.

7) Accrued Retirement Benefits to directors and Corporate auditors

In the year ended March 31, 2004, the Company's Board of Directors resolved to abolish the unfunded retirement benefit plans for their directors, corporate auditors and corporate officers on the closing date of the general meeting of shareholders for the fiscal year under review, and proposed to make and calculated the amounts of lump-sum payments upon abolishment of the plan for their duties up to March 31, 2004, subject to approval by shareholders. The Company provided for the lump-sum payments determined in the Board's proposal for the year ended March 31, 2004.

8) Allowance for Loss on Guarantees

To provide for loss on guarantees, the Company has provided allowance, the amount of which reflects estimated potential losses taking into consideration such factors as the financial conditions of parties guaranteed.

(4) Translation of Major Foreign-Currency Assets and Liabilities into Yen

Receivables and payables denominated in foreign currencies are translated at the current spot exchange rate prevailing at the end of the consolidated fiscal period into yen. Resulting exchange differences are recognized in the determination of net income for the relevant period.

The financial statements of overseas consolidated subsidiaries and affiliates are translated into yen at the exchange rate prevailing at the respective balance sheet dates of those subsidiaries for assets and liabilities. All income and expense accounts are translated at the average rate of exchange during the term. The resulting translation adjustments are included in

Net Assets as Foreign Currency Translation adjustments and Minority Interests in Consolidated Subsidiaries.

(5) Accounting for Major Lease Transactions
Finance leases of the Company and its domestic consolidated subsidiaries, other than those deemed to transfer the ownership of the leased assets to lessees, are accounted for by a method that is applicable to ordinary operating leases. Those of overseas consolidated subsidiaries are primarily accounted for by a method that is applicable to ordinary sales transactions.

(6) Accounting for Major Hedges
1) Hedge accounting method
The Company adopts deferral hedge accounting.
2) Hedging instruments and hedged items
The hedging instruments and items applying hedge accounting during the term were as follows:
Hedging instruments: Interest rate swaps
Hedged items: Interests on borrowings
3) Hedging policy
The Company participates in interest rate swap agreements in order to alleviate risks associated with fluctuation in interest rates on its borrowings. Transactions to be hedged are specified for each contract.
4) Assessment of hedging effectiveness
The Company evaluates the effectiveness of hedges semiannually by comparing the accumulated cash flow changes or changes in fair value of hedged items with the corresponding changes in the hedging instruments, basing its assessment on the amounts of those two changes, etc.

(7) Other Major Items Concerning Preparation of Consolidated Financial Statements
Consumption Tax: In relation to consumption tax and regional consumption tax, the Companies adopt the tax-exclusive method.

5. Evaluation of Assets and Liabilities of Consolidated Subsidiaries
In evaluating the assets and liabilities of consolidated subsidiaries at the time of capital consolidation, the Company uses the full fair value method.

6. Amortization of Goodwill and Negative Goodwill
Amortization of goodwill and negative goodwill is determined on a case-by-case basis, generally amortized over a rational period not exceeding 20 years.
Goodwill in certain overseas subsidiaries is not amortized, pursuant to U.S. accounting standards. Instead, impairment is determined either annually or when an occasion that permits impairment arises, and the relevant amount is accounted for at that time.

7. Changes in the Basis of Presenting Consolidated Financial Statements
(1) Changes in Accounting Practices
(Accounting Standard for Accrued Bonuses for Directors and Corporate auditors)
Effective from the fiscal year under review, the Company and its domestic consolidated subsidiaries applied Accounting Standard for Directors' Bonus (Accounting Standards Board of Japan, Statement No. 4, November 29, 2005). As a consequence, Selling, General and Administrative Expenses (SG&A) increased ¥122 million, with Operating income, Ordinary Income, Income before Income Taxes and Minority Interests, and Net Income declining by the same amount.

(Accounting Standard for Presentation of Net Assets in the Balance Sheets)
Effective from the fiscal year under review, the Company applied Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, Statement No. 5, December 9, 2005) and Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, Guidance No. 8, December 9, 2005).

The amount corresponding to conventional Total Shareholders' Equity is ¥388,619 million.

(Accounting Standards for Business Combinations)

Effective from the fiscal year under review, the Company and its domestic consolidated subsidiaries applied Accounting Standard for Business Combinations (Business Accounting Council, October 31, 2003) and Accounting Standard for Business Divestitures (Accounting Standards Board of Japan, Statement No. 7, December 27, 2005) and Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (Accounting Standards Board of Japan, Guidance No. 10, final revised December 22, 2006).

(Accounting Standards for Stock Options)

Effective from the fiscal year under review, the Company applied Accounting Standard for Share-Based Payment (Accounting Standards Board of Japan, Statement No. 8, December 27, 2005) and Implementation Guidance on Accounting Standard for Share-Based Payment (Accounting Standards Board of Japan, Guidance No. 11, revised on May 31, 2006). As a consequence, Selling, General and Administrative Expenses increased ¥52 million, with Operating income, Ordinary Income and Income before Income Taxes and Minority Interests declining by the same amount and Net Income declining by ¥45 million.

(Revision to Accounting Standard for Treasury Stock and Reduction of Legal Reserves)

Effective from the fiscal year under review, the Company applied the revised Accounting Standard for Treasury Stock and Reduction of Legal Reserves (Accounting Standards Board of Japan, Statement No. 1, revised on August 11, 2006) and Implementation Guidance on Accounting Standard for Treasury Stock and Reduction of Legal Reserves (Accounting Standards Board of Japan, Guidance No. 2, revised on August 11, 2006). The change had no impact on the Company's profits.

(Application of Control Criteria and Influence Criteria to Investment Associations)

Effective from the fiscal year under review, the Company applied Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations (PITF No. 20, September 8, 2006). As a consequence, Operating income increased ¥1,375 million, while Ordinary Income and Income before Income Taxes and Minority Interests decreased ¥506 million, and Net Income decreased ¥337 million.

(2) Changes to Method of Disclosure

(Consolidated Balance Sheets)

1) Goodwill and Difference between Investment Costs and Equity in Assets Acquired are included in Goodwill from the year under review. These items were listed separately in the previous year's report.
2) The Current Portion of Long-Term Borrowings is presented separately from the fiscal year under review to more clearly present the Group's long-term debts. This item was included in Short-Term Bank Loans in the previous year report (¥2,325 million).
3) Deferred Tax Liabilities (¥2,019 million), included in Other Long-Term Liabilities in the previous year's report, is listed separately from the period under review to more clearly present the Group's long-term liabilities.

(Consolidated Statements of Income)

1) Dividend Income (¥721 million) is listed separately from the year under review to more clearly present the Group's non-operating income status. This item was included in Others under Other Income in the previous year's report.
2) Gain on Sale of Securities (¥519 million) is reported separately from the fiscal year under review to further clarify the Group's non-operating income. This item was included in Others under Other Income in the previous year's report.
3) Gain on Investment in business limited Partnership (¥390 million) was reported separately in the previous fiscal period. In the period under review, this item is included in Others under Other Income because it now represents less than 10% of Other Income.

(3) Supplementary Information

(Accrued Bonuses for Employees)

Previously, the Company included accrued bonuses for employees in Other Current Liabilities. Due to the introduction of a performance-based bonus system, the accrued amount does not meet the defined requisite, so the Company recategorized this line item as Accrued Bonuses for Employees from the period under review.

(Provision for Liabilities and Charges)

Previously, the Company included Provision for Liabilities and Charges in Other Current Liabilities. In order to clearly present its state, this item is presented separately from the period under review.

## Notes to Consolidated Balance Sheets

(1) Collateralized assets and loan obligations

Assets used as collateral are as follows:

| | |
|---|---|
| Buildings and Structures | ¥20,116 million |
| Guarantee Money Paid | ¥15,200 million |
| Investments in Securities | ¥1,512 million |
| Cash and Time Deposits | ¥1,432 million |
| Total | ¥38,261 million |

The Company has offered the above assets as collateral for derivative transactions (interest rate swaps) in addition to the below obligations.

Collateralized obligations are as follows:

| | |
|---|---|
| Current Portion of Long-Term Borrowings | ¥1,000 million |
| Long-term Borrowings | ¥27,100 million |
| Total | ¥28,100 million |

(2) Cumulative Depreciation of Property, Plant and Equipment:¥244,497 million

## Notes to Consolidated Statements of Income

Extraordinary Loss

Impairment Losses

In the period under review, the Group reported the following impairment losses associated with domestic and overseas fixed assets:

| Purpose | Type | Location |
|---|---|---|
| Business-use assets | Land, buildings, structures, etc. | Kawasaki City, Kanagawa, others |
| Idle assets, etc. | Land, buildings, structures, etc. | Ibaraki City, Osaka, others |

For impairment accounting purposes, the Group pools its business-use assets separately from its idle assets. Business-use assets are generally pooled according to the minimum independent cash-flow- generating unit, based on business classification. Idle assets are pooled according to each separate property. As a result, business-use assets due to be sold have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. By asset type, such losses in the period under review were ¥1,388 million for land and ¥698 million for buildings and structures.

Idle assets whose market value has declined have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. Such losses in the period under review were ¥1,158 million for land and ¥143 million for buildings and structures.

Recoverable values are calculated according to estimated net sale values, which are mainly based on real estate appraisal values. Impairment losses on overseas assets refer due to decreasing profitability to fixed assets of North American subsidiaries, specifically ¥800 million for goodwill and ¥407 million for buildings and structures.

Restructuring Expenses

Restructuring expenses are business costs incurred in streamlining the Company's operations, including downsizing and withdrawing from brands and businesses that contribute little to profitability.

## Notes to Consolidated Statement of Changes in Net Assets

(1) Shares issued and outstanding

Number of Shares of Common Stock Issued and Outstanding as of the end of fiscal year under review: 424,562,000 shares

(2) Dividends

1) Cash dividends paid

| Resolution | Share Class | Cash Dividends Paid | Cash Dividends per Share | Term End | Dividend Rights Date |
|---|---|---|---|---|---|
| Ordinary general meeting of shareholders on June 29, 2006 | Common stock | ¥6,186 million | ¥15.00 | March 31, 2006 | June 30, 2006 |
| Board of Directors Meeting on October 26, 2006 | Common stock | ¥6,600 million | ¥16.00 | September 30, 2006 | December 8, 2006 |
| Total | | ¥12,787 million | | | |

2) Resolution at the ordinary general meeting of shareholders to be held on June 26, 2007 for dividends on shares of common stock made for the fiscal year under review but for which dividend rights dates are after the end of year.

| | |
|---|---|
| Cash dividends paid: | ¥6,605 million |
| Cash dividends per share: | ¥16.00 |
| Term end: | March 31, 2007 |
| Dividend rights date: | June 27, 2007 |

(3) Category and number of stock acquisition rights outstanding at fiscal year-end, excluding those for which the exercisable period has not commenced:

Common stock 1,664,000 shares

## Per Share Information

| | |
|---|---|
| Net assets per share | ¥940.79 |
| Net income per share | ¥60.89 |

## Other

Amounts have been rounded down to the nearest million yen.

**Post Balance Sheet Events**

(Outsourcing of Logistics Operations and Transfer of Logistics Subsidiary and Fixed Assets)

1. Notice and Reason for Transfer

Since April 2005, the Shiseido Group has been implementing its Three-Year business plan aimed at maximizing growth potential and raising profitability. The plan calls for fundamental structural reforms to boost profitability, including reforms of our logistics system. Having duly considered such reforms, the Company decided to outsource this function to a dedicated logistics company in order to better address future changes in the logistics environment. The Company decided to treat this matter with urgency, as it would permit us to further increase the quality and efficiency of our logistics services in response to the needs of structured retailers.

At a meeting on December 14, 2006, the Company's Board of Directors resolved to outsource logistics operations currently performed by subsidiary Shiseido Logistics Company, Ltd., to Hitachi Transport System, Ltd. Under an arrangement proposed by Hitachi Transport System, this change will be accompanied by the transfer of Shiseido Logistics shares (90% of total shares outstanding) to Hitachi Transport System and of logistics-related facilities to ProLogis K.K. and Hitachi Capital Corporation. (The transfers were executed on April 2, 2007.) Details of these decisions are provided below.

2. Overview of Business Outsourcing Agreement

(1) Companies Involved

Shiseido Co., Ltd. (the Company), eight consolidated subsidiaries and one equity-method affiliate.

(2) Partners in Arrangement

| | |
|---|---|
| Name | Hitachi Transport System, Ltd. |
| Representative | Takao Suzuki |
| Headquarters | 7-2-18 Toyo, Koto-ku, Tokyo |
| Main business | System logistics (domestic and international) |
| Relationship with Shiseido | Logistics contractor for toiletry products |

| | |
|---|---|
| Name | Shiseido Logistics Company, Ltd. (Note) |
| Representative | Shigeki Kubo |
| Headquarters | 23-9 Higashi-Ogishima, Kawasaki-ku, Kawasaki City, Kanagawa |
| Main business | Packing, transport, and storage of cosmetics and other products |
| Relationship with Shiseido | Same as above |

Note: On April 2, 2007, Shiseido Logistics Co., Ltd. changed its name to Hitachi Collabonext Transport System Co., Ltd.

(3) Date of Agreement Conclusion

March 22, 2007

(4) Business Covered by Agreement

Domestic logistics

(5) Significant Effects of Agreement on Business Activities, Etc.

The agreement will not have a material effect on the business results of the fiscal year ending March 2008.

(6) Agreement Period

April 2007 to March 2012 (5 years)

3. Share Transfer Agreement

(1) Company Involved

Shiseido Co., Ltd. (the Company)

(2) Recipient of Share Transfer

| | |
|---|---|
| Name | Hitachi Transport System, Ltd. |
| Representative | Takao Suzuki |
| Headquarters | 7-2-18 Toyo, Koto-ku, Tokyo |
| Main business | System logistics (domestic and international) |
| Relationship with Shiseido | Logistics contractor for toiletry products |

(3) Date of Agreement Conclusion
December 14, 2006

(4) Date of Share Transfer
April 2, 2007

(5) Subsidiary Involved

| | |
|---|---|
| Name | Shiseido Logistics Company, Ltd. |
| Representative | Shigeki Kubo |
| Headquarters | 23-9 Higashi-Ogishima, Kawasaki-ku, Kawasaki City, Kanagawa |
| Main business | Packing, transport, and storage of cosmetics and other products |
| Relationship with Shiseido | Same as above |

Note: On April 2, 2007, Shiseido Logistics Co., Ltd. changed its name to Hitachi Collabonext Transport System Co., Ltd.

(6) Number of shares transferred, price of transfer, and share ownership after transfer

| | |
|---|---|
| Shares to be transferred | 1,260 (90% of total shares outstanding) |
| Transfer price | ¥2,782 million |
| Gain on transfer | Shiseido expects to post a ¥2,309 million extraordinary gain on the share transfer for the fiscal year ending March 2008 |
| Share ownership after transfer | 10% |

(7) Other
The Company sends one part-time director to the Board of Hitachi Collabonext Transport System Co., Ltd.

4. Fixed Assets Transfer Agreement
(1) Company Involved
Shiseido Co., Ltd. (the Company)

(2) Transferred Assets Covered by Agreement

| | |
|---|---|
| Name and type of transferred asset | Logistics centers (9 locations), land, buildings, and machinery and equipment |
| Book value | ¥17,274 million |
| Prior use | Logistics centers |

(3) Recipients of Transfer
1) Land and Buildings

| | |
|---|---|
| Name | ProLogis Cosmos SPC |
| Representatives | Kazuhiro Tsutsumi, Lee Kok Sun |
| Headquarters | 1-5-2, Higashi-Shimbashi, Minato-ku, Tokyo |
| Main business | Development, ownership, and operational management of logistics facilities |
| Relationship with Shiseido | None |

2) Machinery and Equipment

| | |
|---|---|
| Name | Hitachi Capital Corporation |
| Representatives | Kazuo Takano |
| Headquarters | 2-15-12, Nishi-Shimbashi, Minato-ku, Tokyo |
| Main business | Finance and financial services related business |
| Relationship with Shiseido | None |

(4) Date of Agreement Conclusion
February 28, 2007

(5) Date of Transfer
April 2, 2007

(6) Transfer Price
¥18,269 million

(7) Gain/Loss on Transfer
The effect of the gain/loss on transfer on consolidated results for the fiscal year ending March 2008 is expected to be minimal.

# Non-Consolidated Balance Sheets

(As of March 31, 2007)

(Millions of yen)

| | Fiscal year under review | Previous fiscal year (For reference) |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | **225,193** | **174,765** |
| Cash and Time Deposits | 32,202 | 12,247 |
| Trade Notes Receivable | 219 | 154 |
| Accounts Receivable | 101,313 | 97,950 |
| Short-Term Investments in Securities | 54,217 | 24,923 |
| Products and Goods | 4,328 | 3,688 |
| Work in process | 2,216 | 2,239 |
| Raw Materials and Reserves | 5,063 | 4,491 |
| Prepaid Expenses | 606 | 869 |
| Short-Term Loans | 6,756 | 6,089 |
| Accrued Income | 6,618 | 8,358 |
| Deferred Tax Assets | 10,461 | 9,704 |
| Other Current Assets | 1,224 | 4,258 |
| Less: Allowance for Doubtful Accounts | △36 | △209 |
| **Fixed Assets:** | **334,213** | **362,068** |
| **Property, Plant and Equipment:** | **81,012** | **87,440** |
| Buildings | 30,278 | 32,080 |
| Structures | 1,259 | 1,421 |
| Machinery and Equipment | 8,998 | 9,977 |
| Vehicles | 185 | 124 |
| Tools, Furniture and fixtures | 5,425 | 5,818 |
| Land | 34,039 | 37,283 |
| Construction in Progress | 825 | 733 |
| **Intangible Assets:** | **7,129** | **7,398** |
| Leasehold Rights | 90 | 90 |
| Trademark Rights | 46 | 63 |
| Software | 6,858 | 7,111 |
| Telephone Rights | 133 | 132 |
| **Investments and Other Assets:** | **246,071** | **267,229** |
| Investments in Securities | 59,427 | 86,439 |
| Investment in Stocks of Affiliated Companies | 126,167 | 126,539 |
| Other Investment Securities of Affiliated Companies | 11,600 | — |
| Capital | 924 | 978 |
| Investments in Affiliated Companies | 7,852 | 7,852 |
| Long-Term Loans | 17,604 | 22,274 |
| Long-Term Prepaid Expenses | 5 | 113 |
| Prepaid Pension Expenses | 10,191 | 8,129 |
| Deferred Tax Assets | 8,103 | 8,544 |
| Other Investments | 7,347 | 7,614 |
| Less: Allowance for Doubtful Accounts | △3,153 | △1,257 |

| | Fiscal year under review | Previous fiscal year (For reference) |
|---|---|---|
| **LIABILITIES** | | |
| **Current Liabilities:** | **149,000** | **94,652** |
| Trade Notes Payable | 1,736 | 1,963 |
| Accounts Payable | 31,794 | 34,137 |
| Current Portion of Bonds | 50,000 | — |
| Accrued Amount Payable | 26,416 | 31,935 |
| Accrued Income Taxes | 3,882 | 3,941 |
| Accrued Expenses | 432 | 3,398 |
| Deposits Received | 290 | 224 |
| Affiliated Company Deposits | 22,184 | 18,679 |
| Reserve for Sales Returns | 7,430 | — |
| Accrued Bonuses for Employees | 3,312 | — |
| Accrued bonuses for directors and Corporate auditors | 113 | — |
| Other Current Liabilities | 1,407 | 372 |
| **Long-Term Liabilities:** | **35,089** | **66,543** |
| Bonds | 20,000 | 50,000 |
| Accrued Retirement Benefits | 13,256 | 12,799 |
| Accrued Retirement Benefits to Directors and Corporate auditors | 64 | 276 |
| Allowance for Loss on Guarantees | 486 | 350 |
| Other Long-Term Liabilities | 1,281 | 3,117 |
| **Total Liabilities** | **184,089** | **161,195** |
| **SHAREHOLDERS' EQUITY** | | |
| **Common Stock** | — | **64,506** |
| **Capital Surplus:** | — | **70,258** |
| Additional Paid-in Capital | — | 70,258 |
| **Retained Earnings:** | — | **240,025** |
| Earned Surplus Reserve | — | 16,230 |
| Special Reserve | — | 217,044 |
| Unappropriated Profit | — | 6,751 |
| **Unrealized Gains on Available-for-Sale Securities, Net of Tax:** | — | **18,006** |
| Other Unrealized Gains on Securities | — | 18,006 |
| **Less: Treasury Stock** | — | **△17,158** |
| **Total Shareholders' Equity** | — | **375,638** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | — | **536,833** |
| **NET ASSETS** | | |
| **Shareholders' Equity:** | **361,771** | — |
| **Common Stock** | **64,506** | — |
| **Capital Surplus** | **70,293** | — |
| Additional Paid-in Capital | 70,258 | — |
| Other Capital Surplus | 35 | — |
| **Retained Earnings** | **243,866** | — |
| Legal Reserve | 16,230 | — |

| | | | | | |
|---|---|---|---|---|---|
| | | | Other Retained Earnings | 227,636 | — |
| | | | General Reserve | 217,044 | — |
| | | | Retained Earnings Carried Forward | 10,592 | — |
| | | | **Less: Treasury Stock, at cost** | **△16,896** | — |
| | | | **Valuation, Translation Adjustments and Others:** | **13,494** | — |
| | | | **Unrealized Gains on Available-for-Sale Securities, Net of Tax** | **13,494** | — |
| | | | **Stock Acquisition Rights** | **52** | — |
| | | | **Total Net Assets** | **375,317** | — |
| **TOTAL ASSETS** | **559,407** | **536,833** | **Total LIABILITIES AND NET ASSETS** | **559,407** | — |

# Non-Consolidated Statements of Income

(Fiscal Year from April 1, 2006 to March 31, 2007)

(Millions of yen)

| | Fiscal year under review | Previous fiscal year (For reference) |
|---|---|---|
| Net Sales | 282,091 | 252,663 |
| Cost of Sales | 122,649 | 115,981 |
| **Gross Profit** | **159,442** | **136,681** |
| Selling, General and Administrative Expenses | 143,804 | 129,611 |
| **Operating Income** | **15,637** | **7,070** |
| Other Income | 16,456 | 14,849 |
| Interest and Dividend Income | 7,474 | 5,299 |
| Property, Plant and Equipment Lending Income | 3,670 | 3,964 |
| Royalty Income | 2,300 | 1,902 |
| Gain on Investment Business Limited Partnership | | |
| Others | 1,619 | 1,826 |
| Other Expenses | 1,391 | 1,857 |
| Interest Expense | 3,202 | 3,118 |
| Property, Plant and Equipment Lending Expenses | 309 | 214 |
| Loss on Disposal of Property, Plant and Equipment | 1,602 | 1,800 |
| Others | 664 | 831 |
| | 625 | 271 |
| **Ordinary Income** | **28,891** | **18,801** |
| Extraordinary Income | 1,026 | 2,483 |
| Gain on Restructuring | 1,026 | — |
| Gain on Sales of Fixed Assets | — | 2,483 |
| Extraordinary Loss | 4,690 | 7,955 |
| Impairment Loss | 2,547 | 4,132 |
| Write-Down of Financial Assets | 2,143 | 2,395 |
| Restructuring Expenses | — | 1,428 |
| **Income before Income Taxes** | **25,228** | **13,329** |
| Income Taxes - Current | 5,660 | 4,770 |
| Income Taxes - Deferred | 2,819 | 373 |
| **Net Income** | **16,749** | **8,186** |

# Non-Consolidated Statement of Changes in Net Assets

For the Fiscal Year Ended March 2007 (from April 1, 2006 to March 31, 2007)

| | Shareholders' Equity | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Capital Surplus | | | Retained Earnings | | | | | |
| | | | | | | Other Retained Earnings | | | | |
| | Common Stock | Reserve | Other Capital Surplus | Total Capital Surplus | Legal Reserve | General Reserve | Retained Earnings Carried Forward | Total Retained Earnings | Treasury Stock, at Cost | Total Share-holders' Equity |
| Balance as of March 31, 2006 (Millions of yen) | 64,506 | 70,258 | — | 70,258 | 16,230 | 217,044 | 6,751 | 240,025 | △17,158 | 357,631 |
| Changes During the Fiscal Period | | | | | | | | | | |
| Cash Dividends from Retained Earnings as Appropriation of Earnings | | | | | | | △6,186 | △6,186 | | △6,186 |
| Bonuses to Directors and Corporate auditors as Appropriation of Earnings | | | | | | | △121 | △121 | | △121 |
| Cash Dividends from Surplus Earnings | | | | | | | △6,600 | △6,600 | | △6,600 |
| Net Income for the year ended March 31, 2007 | | | | | | | 16,749 | 16,749 | | 16,749 |
| Purchase of Treasury Stock | | | | | | | | | △696 | △696 |
| Disposal of Treasury Stock | | | 35 | 35 | | | | | 959 | 995 |
| Net Change in Items Other than Shareholders' Equity | | | | | | | | | | |
| Total Changes During the Fiscal Period (Millions of yen) | — | — | 35 | 35 | — | — | 3,840 | 3,840 | 262 | 4,139 |
| Balance as of March 31, 2007 (Millions of yen) | 64,506 | 70,258 | 35 | 70,293 | 16,230 | 217,044 | 10,592 | 243,866 | △16,896 | 361,771 |

| | Valuation, Translation Adjustment and Others | | | |
|---|---|---|---|---|
| | Unrealized Gains (Losses) on Available- for-Sale Securities, Net of Tax | Total valuation and Translation adjustments and others | Stock Acquisition Rights | Total Net Assets |
| Balance as of March 31, 2006 (Millions of yen) | 18,006 | 18,006 | — | 375,638 |
| Changes During the Fiscal Period | | | | |
| Cash Dividends from Retained Earnings as Appropriation of Earnings | | | | △6,186 |
| Bonuses to Directors and Corporate auditors as Appropriation of Earnings | | | | △121 |
| Cash Dividends from Surplus Earnings | | | | △6,600 |
| Net Income for the year ended March 31, 2007 | | | | 16,749 |
| Purchase of Treasury Stock | | | | △696 |
| Disposal of Treasury Stock | | | | 995 |
| Net Change in Items Other than Shareholders' Equity | △4,512 | △4,512 | 52 | △4,459 |
| Total Changes During the Fiscal Period (Millions of yen) | △4,512 | △4,512 | 52 | △320 |
| Balance as of March 31, 2007 (Millions of yen) | 13,494 | 13,494 | 52 | 375,317 |

# Notes to Non-Consolidated Financial Statements

## Significant Accounting Policies

(1) Valuation of Assets

1) Securities

Stock of subsidiaries and affiliates: Valued at cost, based on the moving average method.

Other securities

Market price applicable: At market, based on market prices at fiscal year-end. (Net unrealized gains and losses are reported separately in net assets. Realized gains or book value sold are determined based mainly on the moving average method.)

Market price not applicable: Primarily valued at cost, based mainly on the moving average method. Investments in business limited partnerships are recorded at the Company's share of the net assets value of the partnerships. The Company's share of the profits or losses earned by a partnership is recognized in current year's earnings, in proportion to its ownership interests in the net assets value of the partnership.

2) Inventory: At cost, based on the total average method.

(2) Depreciation of Major Fixed Assets

1) Tangible Fixed Assets

Buildings (excluding leasehold improvements and auxiliary facilities attached to buildings) are depreciated using the straight-line method. Other tangible fixed assets are, in principle, depreciated using the declining-balance method. Major fixed assets are designated specific useful lives based on durability, level of deterioration, and special characteristics (20-30% reduction from legal useful lives).

2) Intangible Assets

Intangible assets are, in principle, amortized using the straight line method over the following time periods.

Trademark rights: 10 years, in principle

Software: 5 years, in principle

3) Long-term Prepaid Expenses

Long-term prepaid expenses are, in principle, amortized using the straight line method.

(3) Reserves

1) Allowance for Doubtful Accounts: As a contingency against losses from default of notes and accounts receivable, the Company provides the allowance for doubtful accounts by the method that uses the historical expectation of its own actual bad debt loss against the balance of total receivables plus the amount of uncollectible receivables estimated on an individual basis.

2) Reserve for Sales Returns

As contingency against losses from returned cosmetics and other goods, the Company has set aside a reserve, the amount of which is determined by past return ratios and potential for future returns.

3) Accrued Bonuses for Employees

The Company has provided accrued bonus for employees based on the projected amount for the fiscal year under review. This reserve includes bonuses for corporate officers who are non-board members, and the calculation standards used are the same as those for the Accrued bonuses for directors and Corporate auditors.

4) Accrued bonuses for directors and Corporate auditors

The Company has provided accrued bonuses for corporate officers who are also directors on the Board based on the projected amount for the current fiscal year.

5) Accrued Retirement Benefits

As contingency against expenses arising from retirement of employees, the Company recognizes accrued retirement benefit based on the estimated actuarial present value of projected benefit obligation and the estimated fair value of plan assets.

Unrecognized prior service cost is amortized on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years). Unrecognized net actuarial difference is mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years).

The reserve includes a reserve for corporate officers' retirement benefits, which is subject to the same standards as those used for accrued retirement benefits to directors and corporate auditors.

6) Accrued Retirement Benefits to directors and corporate auditors

In the year ended March 31, 2004, the Company's Board of Directors resolved to abolish the unfunded retirement benefit plans for their directors, statutory auditors and corporate officers on the closing sate of the general meeting for shareholders for the fiscal year under review, and proposed to make and calculated the amounts of lump-sum payments upon abolishment of the plan for their duties up to March 31, 2004, subject to approval by shareholders. The Company provided for the lump-sum payments determined in the Board's proposal.

7) Allowance for Loss on Guarantees

To provide for loss on guarantees of liabilities, the Company has provided allowance, the amount of which reflects estimated potential losses taking into consideration such factors as the financial conditions of parties guaranteed.

(4) Translation of Foreign-Currency Assets and Liabilities into Yen

Receivables and payables denominated in foreign currencies are translated at the current exchange spot rate prevailing at the end of the fiscal period into yen. Resulting exchange difference are recognized in the determination of net income for the relevant period.

(5) Accounting for Lease Contracts

Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to ordinary operating leases.

(6) Other Major Items Concerning Preparation of Financial Statements

Consumption Tax: In relation to consumption tax and regional consumption tax, the Company adopts the tax-exclusive method.

(7) Changes in Accounting Practices

(Accounting Standard for Accrued Bonuses for Directors and Corporate auditors)

Effective from the fiscal year under review, the Company applied Accounting Standard for Directors' Bonus (Accounting Standards Board of Japan, Statement No. 4, November 29, 2005). As a consequence, Selling, General and Administrative Expenses (SG&A) increased ¥113 million, with Operating income, Ordinary Income, Income before Income Taxes, and Net Income declining by the same amount.

(Accounting Standard for Presentation of Net Assets in the Balance Sheets)

Effective from the fiscal year under review, the Company applied Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, Statement No. 5, December 9, 2005) and Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, Guidance No. 8, December 9, 2005).

The amount corresponding to conventional Total Shareholders' Equity is ¥375,265 million.

(Accounting Standards for Stock Options)

Effective from the fiscal year under review, the Company applied Accounting Standard for Share-Based Payment (Accounting Standards Board of Japan, Statement No. 8, December 27, 2005) and Implementation Guidance on Accounting Standard for Share-Based Payment (Accounting Standards Board of Japan, Guidance No. 11, revised on May 31, 2006). As a consequence, Selling, General and Administrative Expenses increased ¥52 million, with

Operating income, Ordinary Income and Income before Income Taxes declining by the same amount and Net Income declining by ¥45 million.

(Revision to Accounting Standard for Treasury Stock and Reduction of Legal Reserves)

Effective from the fiscal year under review, the Company applied the revised Accounting Standard for Treasury Stock and Reduction of Legal Reserves (Accounting Standards Board of Japan, Statement No. 1, revised on August 11, 2006) and Implementation Guidance on Accounting Standard for Treasury Stock and Reduction of Legal Reserves (Accounting Standards Board of Japan, Guidance No. 2, revised on August 11, 2006).

The change had no impact on the Company's profits.

(8) Supplementary Information

(Other Investment Securities of Affiliated Companies)

Investments in investment associations had been included in Investment Securities. However, from the year fiscal ended March 31, 2007 the presentation of investment partnerships included in Shiseido's expanded scope of consolidation has been changed to a new item, Other Investment Securities of Affiliated Companies.

(Reserve for Sales Returns)

The decrease in income due to returned cosmetics and other products had been projected using historical return data and included in Accrued Amount Payable. Factors including the accumulation of historical data and increasingly detailed analysis have enabled highly sophisticated calculation. As a result, from the year ended March 31, 2007 the Company has employed market distribution and product resale conditions to present return data clearly in a new item, Reserve for Sales Returns. As a result, operating income, ordinary income and income before income taxes increased ¥861 million and net income increased ¥508 million compared with the former calculation method.

(Accrued Bonuses for Employees)

Previously, the Company included accrued bonuses for employees in Other Current Liabilities. Due to the introduction of a performance-based bonus system, the accrued amount does not meet the defined requisite, so the Company recategorized this line item as Accrued Bonuses for Employees from the period under review.

## Notes to Non-Consolidated Balance Sheets

(1) Accumulated depreciation of property, plant and equipment: ¥139,249 million

(2) Guaranteed Liabilities

(Millions of yen)

| Warrantee | Guaranteed Amount | Liability Guaranteed |
|---|---|---|
| Shiseido International Corporation | 14,200 | Loans and corporate bonds |
| Shiseido Cosmetics (America) Ltd. | 179 | Rental payments |
| SAHA Asia-Pacific Co., Ltd. | 175 | Loans |
| Shiseido (Australia) Pty., Ltd. | 123 | Loans and rental payments |
| Shiseido Deutschland GmbH | 6 | Rental payments |
| Total | 14,684 | |

(3) Financial Claim and Obligations of Affiliates

Short-term financial claim ¥113,584 million
Long-term financial claim ¥17,603 million
Short-term financial obligation ¥27,521 million

## Notes to Non-Consolidated Statements of Income

(1) Transactions with Affiliated Companies

| | |
|---|---|
| Sales | ¥275,882 million |
| Purchases | ¥14,104 million |
| Nonoperating Transactions | ¥13,817 million |

(2) Extraordinary Gain

Gain on Restructuring

Gain on Restructuring refers to gain from termination of contracts with a logistics company in conjunction with promotion of logistics reforms to boost profitability.

(3) Extraordinary Loss

1) Impairment Losses

In the period under review, the Company reported the following impairment losses associated with fixed assets:

| Usage | Type | Location |
|---|---|---|
| Business-use assets | Land, buildings, structures, etc. | Kawasaki City, Kanagawa, others |
| Idle assets, etc. | Land, buildings, structures, etc. | Ibaraki City, Osaka, others |

For impairment accounting purposes, the Company pools its business-use assets separately from its idle assets. Business-use assets are generally pooled according to the minimum independent cash-flow- generating unit, based on business classification. Idle assets are pooled according to each separate property. As a result, business-use assets due to be sold have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. By asset type, such losses in the period under review were ¥658 million for land and ¥586 million for buildings and structures.

Idle assets whose market value has declined have been devalued from the book value to the recoverable value, with the differences reported as extraordinary losses. Such losses in the period under review were ¥1,158 million for land and ¥143 million for buildings and structures.

Recoverable values are calculated according to estimated net sale values, which are mainly based on real estate appraisal values.

2) Write-Down of Financial Assets

Write-Down of Financial Assets consisted of provision of reserves to cover doubtful loans to affiliates totaling ¥1,733 million, write-down of shares in affiliates totaling ¥382 million, write-down of investment securities totaling ¥14 million, and write-down of investments in partnership totaling ¥12 million.

## Notes to Non-Consolidated Statement of Changes in Net Assets

Treasury Stock

1) Shares of treasury stock

(Thousand shares)

| | Shares at March 31, 2006 | Increase in shares in the year ended March 31, 2007 | Decrease in shares in the year ended March 31, 2007 | Shares at March 31, 2007 |
|---|---|---|---|---|
| Common stock | 12,105 | 294 | 670 | 11,730 |

2) Shares repurchased

| | Shares acquired through repurchase of odd lots |
|---|---|
| Type of shares repurchased | Common shares |
| Shares repurchased (Thousand shares) | 294 |
| Book value of shares repurchased (¥ Million) | 696 |

3) Shares disposed

| | Shares transferred on exercise of stock options | Shares transferred due to purchase requests for shares to round out odd lots |
|---|---|---|
| Type of shares disposed | Common stock | Common stock |
| Shares disposed (Thousand shares) | 659 | 11 |
| Book value of shares disposed (¥ Million) | 942 | 16 |

## Notes on Tax-Effect Accounting

Principal components of deferred tax assets and deferred tax liabilities are shown below.

| | (Millions of yen) |
|---|---|
| Deferred Tax Assets | |
| Devaluation of Other Investment Securities of Affiliated Companies | 17,869 |
| Depreciation Expense | 8,555 |
| Devaluation of Financial Assets | 7,627 |
| Devaluation of Inventory | 2,693 |
| Inventory Depreciation Expense | 1,937 |
| Accrued Retirement Benefits | 1,256 |
| Accrued Retirement Benefits for directors and Corporate auditors | 26 |
| Other | 6,749 |
| Subtotal | 46,716 |
| Valuation Reserve | △18,773 |
| Total | 27,942 |
| | |
| Deferred Tax Liabilities | |
| Other Securities Valuation Differential | △9,377 |
| Total | △9,377 |
| | |
| Net Deferred Tax Assets | 18,565 |

## Leased Fixed Assets

In addition to fixed assets included in the balance sheets, the Company utilizes certain buildings, computers and ancillary equipment by lease contracts.

## Transactions with Related Parties

Subsidiaries, affiliates and other related parties

| Type | Name | Voting Rights Held by Company (%) | Relationship | Transactions | Value of Transactions (Millions of yen) | Accounts | Year-end Balance (Millions of yen) |
|---|---|---|---|---|---|---|---|
| Subsidiary | Shiseido Sales Co., Ltd. | Direct ownership, 100% | Product sales<br>Concurrent directors<br>Loans | Sales of cosmetics | 101,351 | Accounts receivable<br>Long-term loans<br>Affiliate deposits | 60,131<br>7,000<br>5,877 |
| Subsidiary | Shiseido FITIT Co., Ltd. | Direct ownership, 100% | Product sales<br>Concurrent directors | Sales of cosmetics | 52,817 | Accounts receivable | 4,507 |
| Subsidiary | FT Shiseido Co., Ltd. | Direct ownership, 100% | Product sales<br>Concurrent directors | Sales of toiletry products | 47,545 | Accounts receivable<br>Affiliate deposits | 11,641<br>8,038 |
| Subsidiary | Shiseido International Inc. | Direct ownership, 100% | Product sales | Sales of cosmetics | 27,792 | Accounts payable | 11,139 |
| Subsidiary | Shiseido Logistics Co., Ltd. | Direct ownership, 100% | Logistics operations outsourcing<br>Concurrent directors | Collection of rent<br>Liquidation | 2,692<br>1,410 | Accrued receivables | 1,602 |
| Subsidiary | Shiseido International Corporation | Direct ownership, 100% | Product sales | Guarantee of loans | 14,200 | – | – |

(Transaction Terms and Relevant Policies)
For prices and other transaction terms, the Company sets its desired prices in consideration of market prices and decides final prices based on negotiation.

Director, individual and other shareholders

| Type | Name | Voting Rights Held indirectly in Company (%) | Relationship | Transactions | Value of Transactions (Millions of yen) | Accounts | Year-end Balance (Millions of yen) |
|---|---|---|---|---|---|---|---|
| Director | Shinzo Maeda | Indirectly 0.23 | Chairman of Shiseido Social Welfare Foundation | Donations | 1 | – | – |

(Transaction Terms and Relevant Policies)
The amount donated to the Shiseido Social Welfare Foundation is based on resolutions of the Board of Directors.

## Per Share Information

| | |
|---|---|
| Net assets per share | ¥909.00 |
| Net income per share | ¥40.60 |

## Other

Amounts have been rounded down to the nearest million yen.

## Post Balance Sheet Events
**(Outsourcing of Logistics Operations and Transfer of Logistics Subsidiary and Fixed Assets)**

1. Notice and Reason for Transfer
Since April 2005, the Shiseido Group has been implementing its Three-Year business plan aimed at maximizing growth potential and raising profitability. The plan calls for fundamental structural reforms to boost profitability, including reforms of our logistics system. Having duly considered such reforms, the Company decided to outsource this function to a dedicated logistics company in order to better address future changes in the logistics environment. The Company decided to treat this matter with urgency, as it would enable a further increase the quality and efficiency of logistics services in response to the needs of structured retailers.

At a meeting on December 14, 2006, the Company's Board of Directors resolved to outsource logistics operations currently performed by subsidiary Shiseido Logistics Company, Ltd., to Hitachi Transport System, Ltd. Under an arrangement proposed by Hitachi Transport System, this change will be accompanied by the transfer of 90% of total Shiseido Logistics shares outstanding to Hitachi Transport System and of logistics-related facilities to ProLogis K.K. and Hitachi Capital Corporation (90% of total shares .

The transfers were executed on April 2, 2007.

Details of these decisions are provided below.

2. Overview of Business Outsourcing Agreement
(1) Partners in Arrangement

| | |
|---|---|
| Name | Hitachi Transport System, Ltd. |
| Representative | Takao Suzuki |
| Headquarters | 7-2-18 Toyo, Koto-ku, Tokyo |
| Main business | System logistics (domestic and international) |
| Relationship with Shiseido | Logistics contractor for toiletry products |

| | |
|---|---|
| Name | Shiseido Logistics Company, Ltd. |
| Representative | Shigeki Kubo |
| Headquarters | 23-9 Higashi-Ogishima, Kawasaki-ku, Kawasaki City, Kanagawa |
| Main business | Packing, transport, and storage of cosmetics and other products |
| Relationship with Shiseido | Same as above |

Note: On April 2, 2007, Shiseido Logistics Co., Ltd. changed its name to Hitachi Collabonext Transport System Co., Ltd.

(2) Date of Agreement Conclusion
March 22, 2007

(3) Business Covered by Agreement
Domestic logistics

(4) Significant Effects of Agreement on Business Activities, Etc.
The agreement will not have a material effect on the non-consolidated business results for the fiscal year ending March 2008.

(5) Agreement Period
April 2007 to March 2012 (5 years)

3. Share Transfer Agreement

(1) Recipient of Share Transfer

| | |
|---|---|
| Name | Hitachi Transport System, Ltd. |
| Representative | Takao Suzuki |
| Headquarters | 7-2-18 Toyo, Koto-ku, Tokyo |
| Main business | System logistics (domestic and international) |
| Relationship with Shiseido | Logistics contractor for toiletry products |

(2) Date of Agreement Conclusion

December 14, 2006

(3) Date of Share Transfer

April 2, 2007

(4) Subsidiary Involved

| | |
|---|---|
| Name | Shiseido Logistics Company, Ltd. |
| Representative | Shigeki Kubo |
| Headquarters | 23-9 Higashi-Ogishima, Kawasaki-ku, Kawasaki City, Kanagawa |
| Main business | Packing, transport, and storage of cosmetics and other products |
| Relationship with Shiseido | Same as above |

Note: On April 2, 2007, Shiseido Logistics Co., Ltd. changed its name to Hitachi Collabonext Transport System Co., Ltd.

(5) Number of shares transferred, price of transfer, and share ownership following transfer

| | |
|---|---|
| Shares to be transferred | 1,260 (90% of total shares outstanding) |
| Transfer price | ¥2,782 million |
| Gain on transfer | Shiseido expects to post a ¥2,782 million extraordinary gain on the share transfer for the fiscal year ending March 2008 |
| Share ownership following transfer | 10% |

(6) Other

The Company sends one part-time director to the Board of Hitachi Collabonext Transport System Co., Ltd.

4. Fixed Assets Transfer Agreement

(1) Assets Covered by Agreement

| | |
|---|---|
| Name and type of asset | Logistics centers (9 locations), land, buildings, and machinery and equipment |
| Book value | ¥17,274 million |
| Prior use | Logistics centers |

(2) Recipients of Transfer

1) Land and Buildings

| | |
|---|---|
| Name | ProLogis Cosmos SPC |
| Representatives | Kazuhiro Tsutsumi, Lee Kok Sun |
| Headquarters | 1-5-2, Higashi-Shimbashi, Minato-ku, Tokyo |
| Main business | Development, ownership, and operational management of logistics facilities |
| Relationship with Shiseido | None |

2) Machinery and Equipment

| | |
|---|---|
| Name | Hitachi Capital Corporation |
| Representative | Kazuo Takano |
| Headquarters | 2-15-12, Nishi-Shimbashi, Minato-ku, Tokyo |
| Main business | Finance and financial services |
| Relationship with Shiseido | None |

(3) Date of Agreement Conclusion
February 28, 2007

(4) Date of Transfer
April 2, 2007

(5) Transfer Price
¥18,269 million

(6) Gain/Loss on Transfer
The effect of the gain/loss on transfer on non-consolidated results for the fiscal year ending March 2008 is expected to be minimal.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

## Independent Auditors' Report

May 14,2007

The Board of Directors
Shiseido Company, Limited

KPMG AZSA & Co.

Toshiharu Kawai (Seal)
Designated and Engagement Partner
Certified Public Accountant

Toshiya Mori (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hiroo Iwaide (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the related notes of Shiseido Company, Limited as of March 31,2007 and for the year from April 1,2006 to March 31, 2007 in accordance with Article 444(4)of the Corporate Law. The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management ,as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of Shiseido Company, Limited and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in Japan.

Note
As discussed in the changes of the basis of presenting consolidated financial statements of the related notes, the Company applied Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

## Copy of the Accounting Auditors' Report

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

# Independent Auditors' Report

May 14,2007

The Board of Directors
Shiseido Company, Limited

KPMG AZSA & Co.

Toshiharu Kawai (Seal)
Designated and Engagement Partner
Certified Public Accountant

Toshiya Mori (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hiroo Iwaide (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of Shiseido Company, Limited as of March 31,2007 and for the 107th business year from April 1,2006 to March 31,2007 in accordance with Article 436(2)①of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Shiseido Company, Limited for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

## AUDIT REPORT

The Board of Auditors has received the reports of the business performance of the directors during the 107th business term from April 1, 2006 through March 31, 2007 from each of the corporate auditors. After discussing the reports we have prepared this Audit Report and report as follows.

1. Method and Details of Audit Performed by corporate auditors and the Board of Auditors

The Board of Auditors established the audit policy and division of responsibilities, received reports on the status and results of audits from corporate auditors, received reports on the status of execution of duties from directors and accounting auditors, and requested explanations when necessary.

Each of the auditors worked to communicate with directors, the internal auditing division and other employees, made efforts to gather information and establish the audit environment, in addition to attending the meetings of the Board of Directors and other important meetings, receiving reports from the directors and other managers on their duties, requesting explanations when necessary, inspecting documents concerning matters such as important decisions, and investigating the conditions of the business and financial conditions at the head office and the principal offices. Furthermore, to ensure the execution of the duties of directors complied with the Law and the Articles of Incorporation and to ensure appropriate joint-stock company operations, corporate auditors also monitored and investigated the details of the board resolution on the establishment of a system stipulated in Paragraph 1 and Paragraph 3 of Article 100 of the Ordinances for Enforcement of the Corporate Law and the status of the system (internal control system) established based on this resolution. We examined the principal of policies and efforts of controlling the company (Article of 127 of the Ordinances for Enforcement of the Corporate Law) as shown in the business report, understanding discussions made at the board directors meeting or other occasions. We also examined the competitive transactions by directors and the cases of conflict of interest between the directors and the company. To proceed the examination, we requested directors to present the confirming documents of such business execution, and inspected the terms and the conditions in detail based on the presented reports, when necessary. We worked to communicate and exchange information with the directors of subsidiaries and received reports on operations from subsidiaries when necessary through on-site inspection. The above methods were used to examine the business report and accompanying notes for the fiscal year under review.

Furthermore, in addition to monitoring and examining whether the accounting auditor maintained an independent position and performed auditing appropriately, we received reports from the accounting auditor on the execution of its duties and requested explanations when necessary. In addition, we received notice from the accounting auditor that "The systems for ensuring the proper execution of duties" (set forth in each Item of Article 159 of the Ordinance for Corporate Accounting) is organized in accordance with the "Standers for Quality Control of Audit" (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations whenever necessity arose. Based on the above methods, we examined the financial statements (balance sheets, statements of income, statement of changes in net assets, note to financial statements), accompanying schedules, and the consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statement of changes in net assets, note to consolidated financial statements) for the fiscal year under review.

2. Result of audit

(1) Result of audit of business report

i) The Business Report and accompanying schedules fairly represent the condition of the company in accordance with the law and the Articles of Incorporation of the company.

ii) We have determined that there were no serious occurrences of dishonest or false activity or violations of any laws or the company's Articles of Incorporation by any of the directors in carrying out their duties.

iii) We believe the details of resolutions of the Board of Directors regarding the internal control system are appropriate. We found no matters of note regarding the execution of duties of directors regarding the internal control system.

iv) Nothing has to be reported to point out in the principle policies for controlling the company as a part of the business report.

We have assured that the efforts made to realize the policies are accordance with them and they are aiming at neither harming the common interest of shareholders nor protecting own interests of the directors of the company.

(2) Result of audit of financial statements and accompanying schedules

In our opinion, the audit procedures and audit results received from the accounting auditor KPMG AZSA & Co. are appropriate.

(3) Result of audit of consolidated financial statements

In our opinion, the audit procedures and audit results received from the accounting auditor KPMG AZSA & Co. are appropriate.

May 16, 2007

Board of Auditors of
Shiseido Co., Ltd.

Corporate Auditor
Kiyoharu Ikoma (Seal)
Corporate Auditor
Isao Isejima (Seal)
Corporate Auditor
Akio Harada (Seal)
Corporate Auditor
Eiko Ohya (Seal)
Corporate Auditor
Hiroshi Yasuda (Seal)

Note: Mr. Akio Harada, Ms. Eiko Ohya, and Mr. Hiroshi Yasuda are external corporate auditors set forth in Paragraph 16 of the Article 2 and Paragraph 3 of the Article 335 of the Corporate Law.

## Reference Document Concerning the General Meeting of Shareholders

1. **Total Number of Voting Rights Held by Shareholders:** **407,960**
2. **Items of Business and Matters for Reference:**

**First Item of Business: Dividends of Retained Earnings**

The Company aims to achieve "materialization of stock total return" wherein profits shall directly return to shareholders and share price rise in the medium- and long-term shall benefit shareholders. Based on this idea, the fundamental policy of the Company is to appropriate its cash flow preferably to strategic investments for new growth, distribution of stable dividends, and timely acquisition of its treasury shares.

As a target for return ratio, the Company has set a "total return ratio", which represents the amount of profits returned to shareholders, i.e. the sum of dividends paid and share buybacks; to the amount of consolidated net income. The Company sets with the medium-term total return ratio target of approximately 60 %. However, the Company will intends further to increase dividend ratio in the total return.

According to the policy and consideration of the consolidated business performance for the current fiscal year, the Company will continue to increase an amount of dividend for the 107th business term so that year-end dividend per share is 16 yen, an increase of 1 yen per share. The total dividend per share for the fiscal year under review will be 32 yen, together with 16 yen interim dividend per share, an increase of 2 yen per share over the previous fiscal year.

(1) Matters concerning the allotment of dividend assets to the shareholders and the amount thereof:

16 yen per share of common stock of the Company

Total 6,605,313,888 yen

(2) Date when dividends of retained earnings take effect:

June 27, 2007

**Second Item of Business: Election of Nine (9) Directors**

The Company's Articles of Incorporation provide that the term of director is one year so that shareholders have an opportunity to elect directors each year upon reviewing each director's performance during the year under review from the viewpoint of management responsibilities.

In accordance with the Articles of Incorporation, the term of office of nine (9) directors will expire at the close of the ordinary general meeting of shareholders. The Company cordially asks shareholders to elect (9) nine directors including (2) two external directors.

The candidates for directors are as follows:

(Candidates for directors)

| No | Name (Date of birth) | Career summary, duty and occupation and representation of other companies | Number of shares of the Company owned |
|---|---|---|---|
| 1 | Shinzo Maeda (February 25, 1947) | Apr. 1970: Joined the Company<br>Jun. 1996: General Manager of New Cosmetic Marketing Department, Cosmetics Marketing Division<br>Jun. 1997: General Manager of International Business Department (I) and International Strategic Marketing Department, International Operations Division<br>Dec. 1997: Chief Officer of Asia-Pacific Headquarters, International Operations Division<br>Jan. 2000: General Manager of International Marketing Department, Self-Selection Products, Cosmenity Value Creation Division<br>Apr. 2001: General Manager of Training Department, Cosmetics Strategic Planning Division<br>Jan. 2003: General Manager of Corporate Planning Department<br>Jun. 2003: Director<br>Corporate Officer<br>Apr. 2004: General Manager of Corporate Planning Department<br>Jun. 2005: Representative Director [incumbent]<br>President & CEO [incumbent]<br><br>Current representation of other company:<br>Chairman of Shiseido Social Welfare Foundation | 13,000 |
| 2 | Seiji Nishimori (October 13, 1943) | Apr. 1967: Joined the Company<br>Jun. 1994: President & Representative Director of Shiseido Osaka Sales, Co., Ltd.<br>Jun. 1996: Director & General Manager of Sales Support Department of Shiseido Sales, Co., Ltd.<br>Jun. 1997: General Manager of Sales Support & Administration Department Fine Toiletry Operations Division<br>Oct. 2000: Senior Executive Director of FT Shiseido Co., Ltd.<br>Jun. 2001: Corporate Officer<br>Chief Officer of Logistics Division<br>Jun. 2003: Corporate Executive Officer<br>Chief Officer of Domestic Sales Division, Structured Retail Stores, Cosmetics Business Headquarters<br>Apr. 2004: Vice Chief Officer of Cosmetics Business Division<br>Apr. 2005: Responsible for Domestic Shiseido Group Sales<br>Responsible for Retail Promotion Planning<br>Jun. 2005: Representative Director [incumbent]<br>Vice President [incumbent] | 8,000 |

| No | Name (Date of birth) | Career summary, duty and occupation and representation of other companies | Number of shares of the Company owned |
|---|---|---|---|
| | | Apr. 2006: Responsible for China Business [incumbent]<br>Jan. 2007: Responsible for Professional Business Operations Division [incumbent]<br>Chief Officer of Professional Business Operations Division [incumbent]<br>Apr. 2007: Responsible for Advertising Creation, Public Relations, and Corporate Culture [incumbent]<br>Chief Area Managing Officer of China [incumbent] | |
| 3 | Toshimitsu Kobayashi (June 24, 1948) | Apr. 1971: Joined the Company<br>Apr. 1999: General Manager of Nagoya Branch of Shiseido Cosmetics Sales Co., Ltd.<br>Jun. 2002: Corporate Officer<br>Director and General Manager of Osaka Branch of Shiseido Sales Co., Ltd.<br>Apr. 2004: Corporate Executive Officer<br>Chief Officer of Cosmetics Business Division<br>President & CEO of Shiseido Sales Co., Ltd. [incumbent]<br>Jun. 2004: Director [incumbent]<br>Apr. 2006: Corporate Senior Executive Officer [incumbent]<br>Responsible for Domestic Cosmetics Business Sales [incumbent]<br><br>Current representation of other company:<br>President and Representative Director, Shiseido Sales Co., Ltd. | 4,000 |
| 4 | Yasuhiko Harada (July 9, 1947) | Jul. 1971: Joined the Company<br>Jun. 2001: General Manager of Internal Audit Department<br>Apr. 2003: General Manager of Corporate Restructuring Department<br>Jun. 2003: Corporate Officer<br>Apr. 2004: General Manager of Internal Audit Department<br>Apr. 2005: Responsible for Finance [incumbent]<br>Responsible for Investor Relations<br>Jun. 2005: Director [incumbent]<br>Apr. 2006: Corporate Executive Officer [incumbent]<br>Responsible for Legal and General Affairs | 19,000 |
| 5 | Kimie Iwata (April 6, 1947) | Apr. 1971: Entered the Ministry of Health, Labour and Welfare<br>Apr. 1991: Director, Welfare Division, Worker's Welfare Department, Labour Relations Bureau<br>Jun. 1992: Director, Policy Planning Division, Women's Bureau<br>Jul. 1994: Director, International Labour Affairs Division, Minister's Secretariat<br>Jun. 1995: Director, Personnel Affairs Division, Minister's Secretariat<br>Jul. 1996: Ministerial Councilor (Human Resources Development), Minister's Secretariat<br>Oct. 1998: Assistant Minister of Labour<br>Jan. 2001: Director-General, Equal Employment, Children and Families Bureau, Ministry of Health, Labour and Welfare<br>Dec. 2003: Corporate Advisor [full-time] of the Company<br>Apr. 2004: General Manager of CSR Department<br>Jun. 2004: Director [incumbent]<br>Corporate Officer | 5,000 |

| No. | Name (Date of birth) | Career summary, duty and occupation and representation of other companies | Number of shares of the Company owned |
|---|---|---|---|
| | | Apr. 2005: Responsible for H&BC Business<br>Responsible for Domestic Non-Shiseido Brand Business<br>Apr. 2006: Responsible for Personnel and Consumer Information [incumbent]<br>Responsible for Executive Department<br>Apr. 2007: Corporate Executive Officer [incumbent] | |
| 6 | Masaaki Komatsu (January 4, 1947) | Apr. 1969: Joined the Company<br>Jun. 1996: President of Shiseido International France SAS<br>Dec. 2000: President & Representative Director of Shiseido Kako Co., Ltd.<br>Jun. 2001: General Manager of Production Strategic Planning Department, Production Division<br>Jun. 2002: General Manager of International Business Planning Department, International Operations Division<br>Jan. 2003: General Manager of International Business Planning Department, International Operations Headquarters<br>Jun. 2003: Director [incumbent]<br>Corporate Officer<br>Apr. 2004: General Manager of International Business Division<br>Apr. 2006: Corporate Executive Officer [incumbent]<br>Chief Officer of Professional Business Operations Division<br>Jan. 2007: Responsible for Research & Development, Production and Technical Affairs<br>Apr. 2007: Responsible for overseeing Research & Development, Production, Technical Affairs and Technical Planning [incumbent] | 6,000 |
| 7 | Kiyoshi Kawasaki (December 2, 1947) | Apr. 1972: Joined the Company<br>Dec. 1997: General Manager of Product Development Department, Fine Toiletry Operations Division<br>Jun. 1999: Executive Director of Value Creation 1, Cosmenity Value Creation Division<br>Dec. 2000: General Manager of Retail Promotion Planning Department<br>Apr. 2001: General Manager of Soft & Communication Strategy Department, Beauty Enhancement & Communications Division<br>Apr. 2003: General Manager of Consumer Research Department, Beauty Enhancement & Communications Division<br>Apr. 2004: General Manager of Consumer Information Center<br>Apr. 2005: General Manager of Corporate Planning Department [incumbent]<br>Jun. 2005: Corporate Officer [incumbent]<br>Jun. 2006: Director [incumbent] | 3,000 |
| 8 | Shoichiro Iwata (August 14, 1950) | Mar. 1973: Joined Lion Fat and Oil Co., Ltd. (currently Lion Corporation)<br>Mar. 1986: Joined Plus Corporation<br>Deputy General Manager of Product Development Division<br>May 1992: Head of ASKUL Business Project, Sales Division of Plus Corporation<br>Nov. 1995: Manager of ASKUL Business Division of Plus Corporation<br>Mar. 1997: President of ASKUL Corporation [incumbent]<br>Mar. 2000: CEO of ASKUL Corporation [incumbent] | 0 |

| No. | Name (Date of birth) | Career summary, duty and occupation and representation of other companies | Number of shares of the Company owned |
|---|---|---|---|
| | | Jun. 2006: External Director of the Company [incumbent]<br><br>Current representation of other company:<br>President & CEO of ASKUL Corporation | |
| 9 | Tatsuo Uemura (April 19, 1948) | Apr. 1977: Full-time Instructor, Faculty of Law, The University of Kitakyushu<br>Apr. 1979: Associate Professor, Faculty of Law, The University of Kitakyushu<br>Apr. 1981: Associate Professor, School of Law, Senshu University<br>Apr. 1986: Professor, School of Law, Senshu University<br>Apr. 1990: Professor, College of Law and Politics, Rikkyo University<br>Apr. 1997: Professor, School of Law, Waseda University [incumbent]<br>Oct. 2003: Head Professor, Center of Excellence-Waseda Institute for Corporation Law and Society [incumbent]<br>Professor of Graduate School of Law, Waseda University [incumbent]<br>Jun. 2004: External Director of Jasdaq Securities Exchange, Inc. [incumbent]<br>Jun. 2006: External Director of the Company [incumbent]<br>Sep. 2006: Dean, Faculty of Law and School of Law, Waseda University [incumbent] | 0 |

Notes 1. Special relationship between the candidates and the Company

1) Mr. Shinzo Maeda concurrently assumes the office of Chairman of the Shiseido Social Welfare Foundation which provides social assistance in particular to child welfare. The Company donated 1,000,000 yen to the Foundation for its operating expenses for the fiscal year under review.

2) Mr. Shoichiro Iwata concurrently assumes the office of representative director and president of ASKUL Corporation ("ASKUL"), with which the Company has the following transactions:

- The Company purchases stationeries, etc. through general ordinary transactions from ASKUL and such purchases of stationeries, etc. from ASKUL represented less than 0.1% of the total amount in terms of each of the cost of sales and the selling, general and administrative expenses for the fiscal year under review. Moreover, purchases by the Shiseido Group of stationeries, etc. from ASKUL represented less than 0.1% of the total amount in terms of each of the consolidated cost of sales and the consolidated selling, general and administrative expenses for the same fiscal year.
- A subsidiary of the Company sells toiletry products, etc. for office use to ASKUL through general ordinary transactions and such sales represented less than 0.1% of the consolidated net sales of the Company for the fiscal year under review.
- ASKUL sells through catalogue sales on general ordinary terms toiletry products, etc. for office use which are not produced by the Shiseido Group and such sales represented approximately 0.4% of net sales of ASKUL for the year from April 1, 2006 to March 31, 2007.

3)There are no special relationships between each of the candidates (other than the above) and the Company.

2. Matters related to candidates for external directors

Mr. Shoichiro Iwata and Mr. Tatsuo Uemura are candidates for external directors fulfilling the requirements provided in Item 7 of Paragraph 3 of Article 2 of the Ordinances for Enforcement of the Corporate Law.

(1)Reason for candidates for external directors

1) With respect to Mr. Shoichiro Iwata, we ask the shareholders to elect him as external director since he may impart his views to the management of the Company, which views are free from the Company's established structure and which he has amassed throughout his career in different businesses and as an incumbent management person.

ASKUL's net sales of stationeries, etc. to the Company represented less than 0.1% of net sales of ASKUL for the year from April 1, 2006 to March 31, 2007. ASKUL's net sales of stationeries, etc. to the Shiseido group represented less than 0.1% of net sales of ASKUL for the same period.

2) With respect to Mr. Tatsuo Uemura, he has long term experiences and wide range of knowledge through his involvement in securities and stock market, in addition to his legal knowledge as a university professor specializing in legal research. We ask the shareholders to elect him as external director to enable him to impart such knowledge and experiences to the management of the Company. Despite the fact, he has not participated in management of company in any capacity other than as an external officer such as external director or external corporate auditor of company, we believe that he will duly execute his duties as an external director due to the above-mentioned reasons.

(2)Number of years following assumption of office

The term of office of each of Mr. Shoichiro Iwata and Mr. Tatsuo Uemura will have been one year since this ordinary general meeting of shareholders of the Company is closed.

(3)Conclusion of liability limiting agreement

The Company established provisions in the Articles of Incorporation enabling the Company to enter into an agreement with external directors limiting their liability through a resolution at the 106th ordinary general meeting of shareholders held on June 29, 2006 for the purpose of inducing external director to fully perform expected roles and enabling the Company to invite competent personnel.

Pursuant to these provisions the Company entered into such agreements with Mr. Shoichiro Iwata and Mr. Tatsuo Uemura under which their liability for compensation is limited to the minimum limited liability provided in the laws and ordinances.

## Third Item of Business: Election of Two (2) Corporate Auditors

The terms of office of corporate auditors, Mr. Isao Isejima and Mr. Hiroshi Yasuda, will expire at the close of the ordinary general meeting of shareholders. Accordingly, it is proposed that two (2) corporate auditors be elected.

In regards to the proposal of this item of business at this ordinary general meeting of shareholders, the consent of the board of corporate auditors has been obtained.

The candidates are as follows:

(Candidates for corporate auditors)

| No. | Name (Date of birth) | Career summary, duty and occupation and representation of other companies | Number of shares of the Company owned |
|---|---|---|---|
| 1 | Kazuko Ohya (September 5, 1950) | Apr. 1973: Joined the Company<br>Jun. 2000: General Manager of Consumer Information Center<br>Jun. 2001: Corporate Officer General Manager of Consumer Information Center and Chief Officer of Beauty Enhancement & Communications Division<br>Apr. 2004: General Manager of Beauty Consultant Training Department, Cosmetics Business Division. Responsible for Domestic Non-Shiseido Brand Business<br>Apr. 2005: General Manager of CSR Department<br>Apr. 2006: General Manager of Corporate Culture Department<br>Apr. 2007: Full-time Advisor [incumbent] | 5,000 |
| 2 | Nobuo Otsuka (January 10, 1942) | May 1967: Assistant of classes in the Department of Neuropsychiartry at School of Medicine of Keio University<br>May 1968: Hired by Inokashira Hospital<br>Feb. 1980: Director of Oume Keiyu Hospital<br>Nov. 1988: President and Director of Keiseikai Hospital<br>Feb. 2001: Full-time position of President of Keiseikai Hospital [incumbent]<br><br>Current representation of other company: President of Keiseikai Hospital | 0 |

Notes 1. Special relationship between the candidates and the Company

There are no special relationships between the candidates and the Company.

2. Matters related to candidate for external corporate auditor

(1)Reason for candidates for external corporate auditor

Mr. Nobuo Otsuka has long term experiences as management person of a medical corporation that renders full services to patients free from current hospital practices and operations, in addition to numerous experiences and a high degree of knowledge as a physician. We ask the shareholders to elect him as external corporate auditor to enable him to impart such knowledge and experiences to the management of the Company.

(2)Conclusion of liability limiting agreement

The Company established provisions in the Articles of Incorporation enabling the Company to enter into an agreement with external corporate auditor limiting their liability through a resolution at the 106th ordinary general meeting of shareholders held on June 29, 2006 for the purpose of inducing external corporate auditor to fully perform expected roles and enabling the Company to invite competent personnel.

Pursuant to these provisions the Company is, after the close of this general meeting, scheduled to enter into such an agreement with Mr. Nobuo Otsuka under which his liability for compensation shall be limited to the minimum limited liability provided in the laws and ordinances.

## Fourth Item of Business: Payment of Bonuses to Directors

Compensation to directors of the Company consists of basic compensation which is fixed, and performance-linked compensation which fluctuates according to the rates of achievement of performance targets and stock prices. Performance-linked compensation is payable based on annual performances for the fiscal year under review. Outline of the executive compensation system of the Company is stated on page 21.

Previously, the bonuses to directors were approved as part of the appropriation of retained earnings at the general meeting of shareholders. The Company proposed payment of bonuses to directors as an independent item, due to enforcement of the Corporate Law (Law No. 86 of 2005), the bonuses to directors are deemed as a part of compensation, etc.

The Company proposes to pay bonuses in the aggregated amount of 126,000,000 yen to seven (7) directors in office as at the end of the fiscal year under review, excluding two (2) external directors, taking into consideration the consolidated business performance of the fiscal year under review, among other factors.

According to the executive compensation system to external directors means only fixed compensation, and the Company does not pay bonuses to external directors.

Note: In Article 361 of Corporate Law of Japan, financial benefits receivable as a consideration for the execution of duties from the Company such as remuneration, bonus and others are defined to as "compensation, etc.", with which the term "compensation, etc." stated in this item of business and fifth item of business are synonymous.

**Fifth Item of Business: Approval of Issuance of stock acquisition rights as Stock Options as Directors compensation-type stock options**

The performance-linked compensation consists of bonuses as fourth item of business, the "stock compensation-type stock options as medium-term incentives" based on the targets of the Three-Year plan, which has started as from April 1, 2005, and the "stock options as long-term incentives", which places emphasis on sharing interests with its shareholders. Thus, the new policy is designed to motivate the directors of the Company to engage in management while having constant awareness of business performance and stock prices from not only single-year but also medium- and long-term perspectives. The Company will submit the item of business relating to two types of stock options for the directors compensation systems.

For the reason that allotment of stock acquisition rights as Stock options to directors is deemed as a part of compensation, etc. payable to directors following the enforcement of the Corporate Law (Law No. 86 of 2005), this item of business enables the Company to grant stock acquisition rights as compensation, etc. to directors.

In the event that the second item of business is approved as proposed at its ordinary general meeting of shareholders, the number of directors will be nine (9). Two (2) external directors have only fixed compensation, and the Company does not grant stock acquisition rights by this item of business.

1. Stock options as medium-term incentives

Reason for the issuance of stock acquisition rights:

The Company grants to directors mid-term incentive stock options, which directors may exercise at the exercise price of ¥1 per each stock acquisition right for the purpose of enhancing recognition for improvement of results of operation and rise of the share price of the Company, sharing merits and risks associated with the share price of the Company with shareholders. Provided, however, that for the fiscal year ending March 31, 2008 the Company intends to grant one (1) director, whose position as Corporate Executive Officer was promoted, stock acquisition rights in accordance with the position after promotion.

The Company proposes to set forth ¥10,000,000 (an amount obtained by multiplying the fair price of each stock acquisition right by the total number of stock acquisition rights (3 or less) ) per year as the limit of remuneration for directors in the form of allotments of stock acquisition rights stated below as stock options.

In the process of allotments of stock acquisition rights, the amount to be paid upon exercise the rights shall be regarded as a fair price amount. The Company grants compensation to directors equivalent to the amount to be paid in upon exercise of stock acquisition rights and the amounts payable for the exercise of the rights by directors shall be offset by the remuneration claims held by them.

(1) The number of shares which may be issued upon exercise of stock acquisition rights:

The number of shares which may be issued upon exercise of one stock acquisition right will be 1,000 ordinary shares (the "Subject Number of Shares").

Furthermore, in the event such as share sprit including gratis allotment of ordinary shares of the Company or share consolidation, the Company may adjust the Subject Number of Shares to the reasonable extent if necessary.

(2) Amount paid at the exercise of stock acquisition rights:

Cash payment shall be required for the exercise of stock acquisition rights. The payment required for exercise of stock acquisition rights shall be made in cash. The exercise price per share be one (1) yen and the total payment required shall be an amount obtained multiplying 1 yen by the "Subject Number of Shares".

(3) Stock acquisition right exercise period:

From July 1, 2008 to June 30, 2011

(4) Terms and conditions of the exercise of stock acquisition rights:

1) Any grantee of stock acquisition rights shall remain in office as director or corporate officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

2) Notwithstanding the above provision, if any grantee of stock acquisition rights leaves office as director or corporate officer of the Company due to retirement upon expiration of the term of office, his/her death or any other good reason on or after the allotment date up to March 31, 2008, the number of stock acquisition rights that he/she is entitled to exercise shall be reduced in accordance with the period of his/her service as such.

3) Based on the target ratio of 8% of consolidated operating income to sales on a consolidated basis for the year ending March 31, 2008, only if and when the rate of achievement of actual performance to the target exceeds 90% or more, any grantee of stock acquisition rights shall be entitled to exercise his/her stock acquisition rights according to the rate of achievement; provided, however, that the rate of achievement so calculated shall not exceed 110%.

4) Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights.

(5) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

(6) Other Details of Stock Acquisition Rights:

The details of items 1 to 5 and matters other than items 1 to 5 shall be determined at the meeting of the Board of Directors in which the issuance of the stock acquisition rights will be resolved.

2. Stock options as long-term incentives

Reason for the issuance of stock acquisition rights:

To link compensation of the directors of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the corporate value of the whole Shiseido Group, the Company intends to grant stock options to seven (7) directors, excluding the external directors, for the fiscal year ending March 31, 2007.

For the fiscal year ending March 31, 2007 the Company proposes to set forth ¥50,000,000 (an amount obtained by multiplying the fair price of each stock acquisition right by the total number of stock acquisition rights (100 or less) ) per year as the limit of remuneration for directors in the form of allotments of stock acquisition rights stated below as stock options.

Stock acquisition rights will be issued without payment of any consideration to the Company.

(1) The number of shares which may be issued upon exercise of stock acquisition rights:

The number of shares which may be issued upon exercise of one stock acquisition right will be 1,000 ordinary shares (the "Subject Number of Shares").

Furthermore, in the event that the Company shall adjust the Subject Number of Shares such as share split (including allotment of Company shares without compensation) or share consolidation, the Company may adjust the Subject Number of Shares to the reasonable extent.

(2) Amount paid at the exercise of stock acquisition rights:

Cash payment shall be required for the exercise of stock acquisition rights. The amount shall be obtained by multiplying the exercise price per share as defined below by the Subject Number of Shares.

The exercise price per share (the "Exercise Price") delivered at the exercise of stock acquisition rights shall be an amount obtained by multiplying the average of the closing prices (regular way) of the Company for 20 days (excluding days on which no trading were reported) retroactively commencing the day preceding the allotment day on the Tokyo Stock Exchange by 1.05 with any fraction of ¥1 rounded upward; provided however, that the Exercise Price shall not be below the closing price on the allotment day.

Furthermore, in the event that the Company splits or consolidates its shares or issues new shares at the issue price below the current market price of the Company (excluding issue of shares upon exercise of stock acquisition rights), the aforementioned Exercise Price shall be adjusted to the reasonable extent.

(3) Exercise Period of Stock Acquisition Rights:

The Board of Directors will decide the exercise period within the period on and from the day following the day on which the Board of Directors determines the terms and conditions for offering the stock acquisition rights to the day on which 10 years have elapsed.

(4) Terms and conditions of the exercise of stock acquisition Rights:

1) Any grantee of stock acquisition rights shall remain in office as director or corporate officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

2) Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights.

(5) Transfer Restriction of Stock Acquisition Rights:

Any transfer of stock acquisition rights shall be subject to approval of the Board of Directors of the Company.

(6) Other Details of Stock Acquisition Rights:

The details of items 1 to 5 and matters other than items 1 to 5 shall be determined at the meeting of the Board of Directors in which the issuance of the stock acquisition rights will be resolved.

-END-

Stock Exchange Code: 4911

RECEIVED

2007 JUL 12 P 1:2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 26, 2007

To our Shareholders:

# NOTICE OF RESOLUTIONS OF THE 107th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters below were reported and resolved at the 107th Ordinary General Meeting of Shareholders of the Company held on June 26, 2007.

Yours very truly,

SHISEIDO CO., LTD.
(the "Company")
5-5, Ginza 7-chome,
Chuo-ku, Tokyo

By: SHINZO MAEDA
President & CEO

## PARTICULARS

**Matters Reported:**

**Report on the Business Report and the Consolidated Accounting Documents, Non-Consolidated Accounting Documents, and the results of the audits of Consolidated Accounting Documents by the Accounting Auditor and the Board of Corporate Auditors for the 107th Business Term (April 1, 2006 to March 31, 2007)**

The content of the above-mentioned accounting documents were reported.

**Matters Resolved:**

**First Item of Business:** **Approval of the Dividends of Retained Earnings**

This item was approved and resolved as originally proposed.

(1) Matters concerning the allotment of dividend assets to the shareholders and the amount thereof:

¥16 per share of common stock of the Company

Total ¥6,605,313,888

(2) Date when dividends of retained earnings take effect:
June 27, 2007

The dividend for the 107th business term was decided to be ¥16, an increase of ¥1 per share over the previous business term. The total dividend per share for the fiscal year under review is ¥32, together with ¥16 interim dividend per share, an increase of ¥2 per share over the previous fiscal year.

**Second Item of Business:** **Election of Nine (9) Directors**

This item was approved and resolved as originally proposed. Mr. Shinzo Maeda, Mr. Seiji Nishimori, Mr. Toshimitsu Kobayashi, Mr. Yasuhiko Harada, Ms. Kimie Iwata, Mr. Masaaki Komatsu, Mr. Kiyoshi Kawasaki, Mr. Shoichiro Iwata and Mr. Tatsuo Uemura were reelected as directors and all assumed their offices.

Mr. Shoichiro Iwata and Mr. Tatsuo Uemura are external directors as provided in Item 15 of Article 2 of the Corporate Law.

**Third Item of Business:** **Election of Two (2) Corporate Auditors**

This item was approved and resolved as originally proposed. Ms. Kazuko Ohya and Mr. Nobuo Otsuka were newly elected as corporate auditors and assumed their offices.

Mr. Nobuo Otsuka is external corporate auditor as provided in Item 16 of Article 2 of the Corporate Law.

**Fourth Item of Business:** **Payment of Bonuses to Directors**

This item was approved and resolved as originally proposed. The bonuses in the aggregate amount of ¥126,000,000 to Seven (7) directors in office at the end of the fiscal year under review, excluding Two (2) external directors, will be paid.

**Fifth Item of Business:** **Approval of Issuance of Stock Acquisition Right as Stock Options as Directors Compensation-type Stock Option**

This item was approved and resolved as originally proposed. Under the executive compensation policy of the Company, two types of stock acquisition rights as stock options to be allotted to directors as a part of remuneration, etc. were decided to grant.

Details of Two types of stock options are as follows:

1. Stock options as medium-term incentives
   Qualified grantees of stock acquisition rights:
      One (1) director of the Company whose position as corporate officer was promoted
   Total number of stock acquisition rights to be allotted:
      3 or less (The number of shares to be issued upon exercise of one stock acquisition right: 1,000 shares)
   Ceiling of remuneration, etc. on stock acquisition rights:
      Up to ¥10,000,000 per year

2. Stock options as long-term incentives
   Qualified grantees of stock acquisition rights:
      Seven (7) directors, excluding the external directors of the Company
   Total number of stock acquisition rights to be allotted:
      100 or less (The number of shares to be issued upon exercise of one stock acquisition right: 1,000 shares)
   Ceiling of remuneration, etc. on stock acquisition rights:
      Up to ¥50,000,000 per year

## NOTICE

1. The dividend for the 107th Business Term
   The dividend for the Term (the 107th Business Term) was decided to be ¥16 per share. The total annual dividend for the Term was ¥32 per share including interim dividend already paid.

2. Public notice in electronic form
   The Company adopted Electric Publication Measures. In the event that the Company cannot give a public notice in electronic form due to any accident or any other unavoidable cause, such public notice shall be inserted in the Nihon Keizai Shimbun.
   [The Company's public notices will post on the Company's website.]
   http://www.shiseido.co.jp/koukoku/html/index.htm

**Board members and Executives after the 107th Ordinary General Meeting of Shareholders**

Directors, Mr. Shinzo Maeda and Mr. Seiji Nishimori were elected as representative directors by the Board of Directors after the close of the 107th Ordinary General Meeting of Shareholders and assumed their offices respectively.

Corporate auditor, Ms. Kazuko Ohya was elected as full-time corporate auditor and assumed her office.

Accordingly, the current Board members and executives are as follows:

1. Directors

| Position | Name | Duty and Major Occupation |
|---|---|---|
| President & CEO (Representative Director) | Shinzo Maeda | CEO and COO |
| Vice President (Representative Director) | Seiji Nishimori | Responsible for China Business, Professional Business, Advertising Creation, Public Relations, and Corporate Culture<br>Chief Area Managing Officer of China<br>Chief Officer of Professional Business Operations Division |
| Corporate Senior Executive Officer (Director) | Toshimitsu Kobayashi | Responsible for Domestic Cosmetics Business Sales<br>President & CEO of Shiseido Sales Co., Ltd. |
| Corporate Executive Officer (Director) | Yasuhiko Harada | Responsible for Finance |
| Corporate Executive Officer (Director) | Kimie Iwata | Responsible for Personnel and Consumer Information |
| Corporate Executive Officer (Director) | Masaaki Komatsu | Responsible for overseeing Research & Development, Production, Technical Affairs, and Technical Planning |
| Corporate Officer (Director) | Kiyoshi Kawasaki | General Manager of Corporate Planning Department |
| (External Director) | Shoichiro Iwata | President & CEO of ASKUL Corporation |
| (External Director) | Tatsuo Uemura | Dean, Faculty of Law and School of Law, Professor, School of Law and Waseda Law School, Waseda University |

(Note) Mr. Shoichiro Iwata and Mr. Tatsuo Uemura are external directors as provided in Item 15 of Article 2 of the Corporate Law.

2. Corporate Officers who do not serve as Director

| Position | Name | Duty and Major Occupation |
|---|---|---|
| Corporate Executive Officer | Carsten Fischer | Responsible for International Business<br>Chief Officer of International Business Division |
| Corporate Executive Officer | Kohei Mori | Responsible for Information System Planning and Logistics |
| Corporate Officer | Kozo Hanada | General Manager of Sales Department, Structured Retail Stores<br>President and Representative Director, FT Shiseido Co., Ltd.<br>Vice President and Director, Shiseido Sales Co., Ltd |
| Corporate Officer | Toshihide Ikeda | Responsible for Technical Planning |
| Corporate Officer | Tamio Inaba | Responsible for Business Strategy and Marketing of Domestic Cosmetics Business |
| Corporate Officer | Kiyoshi Nakamura | Responsible for Technical Affairs |
| Corporate Officer | Kazutoshi Satake | Responsible for Domestic Non-Shiseido Brand Business and Boutique Business |
| Corporate Officer | Tatsuomi Takamori | Chief Officer of China Business Division |
| Corporate Officer | Mitsuo Takashige | General Manager of Personnel Department |

| Position | Name | Duty and Major Occupation |
|---|---|---|
| Corporate Officer | Kazuo Tokubo | Responsible for Basic Research, R&D Strategy, Patent, and Global R&D. |
| Corporate Officer | Takafumi Uchida | General Manager of General Affairs Department |
| Corporate Officer | Takemasa Yamanaka | Responsible for Healthcare Business and Frontier Science Business<br>General Manager of Healthcare Business Division<br>President and Representative Director, Shiseido Beauty Foods Co., Ltd. |
| Corporate Officer | Yutaka Yamanouchi | President and Representative Director, Shiseido Amenity Goods Co., Ltd. |
| Corporate Officer | Toshio Yoneyama | Responsible for Product Development and Software Development |

3. Corporate Auditors

| Position | Name | Duty and Major Occupation |
|---|---|---|
| Corporate Auditor (Full-time) | Kiyoharu Ikoma | |
| Corporate Auditor (Full-time) | Kazuko Ohya | |
| External Corporate Auditor | Akio Harada | Lawyer |
| External Corporate Auditor | Eiko Ohya | President & CEO, Nippon Information Systems, Inc. |
| External Corporate Auditor | Nobuo Otsuka | President of Keiseikai Hospital |

(Note) Mr. Akio Harada, Ms. Eiko Ohya, and Mr. Nobuo Otsuka are external corporate auditors as provided in Item 16 of Article 2 of the Corporate Law.

(For reference)

Executives, who retired at the close of the Meeting are as follows:

| Position held at retirement | Name |
|---|---|
| Corporate Auditor (Full-time) | Isao Isejima |
| External Corporate Auditor | Hiroshi Yasuda |

END